REGISTRATION NO. 333-53290
                                                                   CIK# 1117957

===============================================================================

                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                        ----------------------

                           AMENDMENT NO. 1
                                  TO
                        REGISTRATION STATEMENT
                                  ON
                               FORM S-6

                        ----------------------

              FOR REGISTRATION UNDER THE SECURITIES ACT
               OF 1933 OF SECURITIES OF UNIT INVESTMENT
                  TRUSTS REGISTERED ON FORM N-8B-2

A.  EXACT NAME OF TRUST:
               RANSON UNIT INVESTMENT TRUSTS, SERIES 104

B.  NAME OF DEPOSITOR:
                     RANSON & ASSOCIATES, INC.

C.  COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:
                     Ranson & Associates, Inc.
                  250 North Rock Road, Suite 150
                    Wichita, Kansas  67206-2241

D.  NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                    Copy to:
        ALEX R. MEITZNER                         MARK J. KNEEDY
     Ranson & Associates, Inc.               c/o Chapman and Cutler
  250 North Rock Road, Suite 150             111 West Monroe Street
    Wichita, Kansas  67206-2241             Chicago, Illinois  60603

E.  TITLE OF SECURITIES BEING REGISTERED:  Units of Beneficial Interest

E.  APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
           As soon as practicable after the effective date of the Registration Statement.

[X] Check box if it is proposed that this filing will become effective at 10:00 A.M. on January 18, 2001 pursuant to paragraph (b) of Rule 487.

===============================================================================
     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

[LOGO]       RANSON UNIT INVESTMENT TRUSTS, SERIES 104

             S&P SMALLCAP 600 INDEX TRUST, SERIES 3







    A portfolio of the stocks in the Standard & Poor's SmallCap 600 Index(R)
                          seeking capital appreciation















                                   Prospectus
                                January 18, 2001


     As with any investment, the Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.

------------------
INVESTMENT SUMMARY
------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide investment results that correspond to the total return of the stocks in the S&P SmallCap 600 Index over its life. Total return includes any increase or decrease in the value of stocks plus any dividend income.


                               INVESTMENT STRATEGY

  The trust seeks to replicate the S&P SmallCap 600 Index by holding all, or a representative sample, of the stocks that comprise the index. The S&P SmallCap 600 Index includes 600 domestic stocks chosen for market size, liquidity (bid-asked spread, ownership, share turnover and number of no-trade days) and industry group representation. It is a market-value weighted index (stock price times the number of shares outstanding), with each stock's weight in the index proportionate to its market value. Under normal market conditions, the performance correlation between the portfolio and the index will be between 97% and 99%. We may adjust the portfolio stocks periodically to match any changes in the index. The portfolio will include at least 95% of the stocks in the index. In an effort to lower trust expenses, we may initially deposit an equal number shares of each stock in the portfolio. Within 30 days we will align the portfolio with the index composition as we create additional units. We will then maintain the portfolio as described above.


                      -------------------------------------

                              INDEX DIVERSIFICATION
                              ---------------------

                         Consumer, Non-cyclical      20%
                         Industrials                 20%
                         Consumer, Cyclical          18%
                         Technology                  12%
                         Financial                   11%
                         Energy                       7%
                         Communications               5%
                         Utilities                    4%
                         Basic Materials              3%

                      -------------------------------------


                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

  * STOCK PRICES CAN BE VOLATILE. The value of your investment may fall over time.

  * WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. The trust will seek to replicate the S&P SmallCap 600 Index even if the index performance declines.

  * THE TRUST INVESTS IN STOCKS OF SMALL COMPANIES. These stocks often involve more investment risk than stocks of larger companies.

  * Many of the stocks in the portfolio are issued by consumer products companies. These include companies that make and distribute items such as clothing, appliances, food products and other consumer goods. NEGATIVE DEVELOPMENTS IN THE CONSUMER PRODUCTS INDUSTRY WILL AFFECT THE VALUE OF YOUR INVESTMENT GREATER THAN IN A MORE DIVERSIFIED INVESTMENT.

  * All index portfolios have operating expenses and transaction costs. THIS MEANS THAT AN INDEX PORTFOLIO MAY NOT TRACK ITS INDEX EXACTLY. It may be impractical to own all index stocks in the exact index weightings. Time may also elapse between a change in the index and a change in the portfolio.


2     Investment Summary

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  *  to own the stocks in the S&P SmallCap 600 Index in a single investment.

  *  the potential to increase the value of your money over the long term.

  You should not consider this investment if you:

  *  are uncomfortable with the risks of an unmanaged investment in stocks.

  *  want current income, capital preservation or a short term investment.

  * are uncomfortable with the risks of an investment in small companies which may have unproven results or be in a developmental stage of their business.


      -----------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

      UNIT PRICE AT INCEPTION                                    $10.00

      INCEPTION DATE                                   January 18, 2001
      TERMINATION DATE                                 January 18, 2007

      DISTRIBUTION DATES                    15th day of January, April,
                                                       July and October
      RECORD DATES                           1st day of January, April,
                                                       July and October

      CUSIP NUMBERS
      Cash distributions                                      753269729
      Reinvested distributions                                753269737

      MINIMUM INVESTMENT
      Standard accounts                                $1,000/100 units

      Retirement accounts and
      custodial accounts for minors                       $250/25 units

      -----------------------------------------------------------------


                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                                   AS A % OF
                                                $1,000 INVESTED
                                                ---------------
INITIAL SALES FEE PAID ON PURCHASE                   4.90%
CREATION AND DEVELOPMENT FEE CAP OVER
  TRUST'S LIFE (the annual creation and
  development fee is 0.25% of average
  daily net assets and is only charged
  while you remain invested)                         1.05
                                                    ------
MAXIMUM SALES FEES (including creation and
  development fee cap over trust's life)             5.95%
                                                    ======

ORGANIZATION COSTS
(amount per 100 units paid by trust at
end of initial offering period)                     $5.00
                                                    ======

ANNUAL                                 AS A % OF        AMOUNT PER
OPERATING EXPENSES                  $1,000 INVESTED     100 UNITS
                                    ---------------     ----------

Trustee's fee and expenses               0.09%            $0.90
Licensing fee                            0.02%             0.20
Supervisory and evaluation fees          0.06%             0.60
                                         -----            -----
  Total                                  0.17%            $1.70
                                         =====            =====

  The creation and development fee compensates the sponsor for creating and developing your trust. The trust accrues this fee daily based on average daily net asset value and pays the sponsor monthly (not to exceed 1.05 percent of your initial investment over the life of the trust).


                                     EXAMPLE

  This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

   1 year                       $584
   3 years                      $675
   5 years                      $744
   Life of trust (6 years)      $765

  These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment.


                                                        Investment Summary     3

THE PORTFOLIO (at inception)

                                                                                     Target
Portfolio   Ticker                                      Initial      Cost to       Percentage
 Number     Symbol           Company Name               Shares      Portfolio       of Index
---------------------------------------------------------------------------------------------
    1        TBL       Timberland Company   -Cl A         14           $964.25         0.76%
    2        UHS       Universal Health Services-B        11            932.94         0.73
    3        CEPH      Cephalon Inc                       14            772.63         0.67
    4        FNF       Fidelity National Finl Inc         23            776.25         0.62
    5        EV        Eaton Vance Corp                   24            735.00         0.59
    6        RSAS      Rsa Security Inc                   14            754.25         0.59
    7        CBH       Commerce Bancorp Inc/Nj            11            684.06         0.56
    8        CFR       Cullen/Frost Bankers Inc           18            682.88         0.55
    9        VAR       Varian Medical Systems Inc         11            660.00         0.54
   10        FAF       First American Corporation         22            662.75         0.53
   11        PDCO      Patterson Dental Company           23            661.25         0.53
   12        CERN      Cerner Corp                        11            583.69         0.51
   13        CBC       Centura Banks Inc                  14            616.00         0.50
   14        GNTX      Gentex Corp                        26            619.13         0.50
   15        NFX       Newfield Exploration Company       15            572.81         0.50
   16        RJF       Raymond James Financial Inc        16            618.00         0.49
   17        BRR       Barrett Resources Corp             12            596.25         0.48
   18        PHCC      Priority Healthcare Corp-B         16            560.00         0.47
   19        SGR       Shaw Group Inc                     14            594.13         0.47
   20        LD        Louis Dreyfus Natural Gas          15            533.44         0.46
   21        SFD       Smithfield Foods Inc               19            562.40         0.46
   22        DHI       D.R. Horton Inc                    23            540.50         0.45
   23        MRX       Medicis Pharmaceutical-Cl A        10            525.63         0.45
   24        XTO       Cross Timbers Oil Co               25            526.56         0.44
   25        SWC       Stillwater Mining Company          13            514.28         0.43
   26        ZBRA      Zebra Technologies Corp-Cl A       11            552.06         0.43
   27        APW       Apw Limited                        13            516.75         0.42
   28        DSL       Downey Financial Corp              10            535.00         0.42
   29        AHAA      Alpha Industries Inc               15            458.44         0.41
   30        PDE       Pride International Inc            24            508.50         0.41
   31        VICR      Vicor Corp                         14            511.00         0.41
   32        ALO       Alpharma Inc-Cl A                  14            470.75         0.40
   33        ETH       Ethan Allen Interiors Inc          14            496.13         0.40
   34        REGN      Regeneron Pharmaceuticals          13            477.75         0.40
   35        TNL       Technitrol Inc                     10            470.63         0.40
   36        TOL       Toll Brothers Inc                  12            484.50         0.40
   37        ARXX      Aeroflex Inc                       19            461.94         0.39
   38        BDY       Bindley Western Inds               12            475.50         0.39
   39        WFMI      Whole Foods Market Inc              9            464.63         0.38
   40        ORLY      O'Reilly Automotive Inc            18            457.88         0.37
   41        WFSL      Washington Federal Inc             18            451.13         0.37
   42        CVTY      Coventry Health Care Inc           20            452.50         0.36
   43        MIKE      Michaels Stores Inc                13            445.25         0.36
   44        SWBT      Southwest Bancorp Of Texas         10            416.88         0.36
   45        BARZ      Barra Inc                           7            420.88         0.35
   46        CTS       Cts Corp                           10            448.75         0.35
   47        MW        The Men'S Wearhouse Inc            15            432.19         0.35
   48        NDC       National Data Corp                 11            422.81         0.35
   49        PPDI      Pharmaceutical Product Devel        9            432.00         0.35
   50        RCGI      Renal Care Group Inc               16            415.00         0.35


4     Investment Summary


                                                                                     Target
Portfolio   Ticker                                      Initial      Cost to       Percentage
 Number     Symbol           Company Name               Shares      Portfolio       of Index
---------------------------------------------------------------------------------------------
   51        RMD       Resmed Inc                         11           $441.38         0.35%
   52        VPI       Vintage Petroleum Inc              22            434.50         0.35
   53        CAKE      Cheesecake Factory (The)           10            407.50         0.34
   54        LIN       Linens `N Things Inc               14            428.75         0.34
   55        OCA       Orthodontic Centers Of Amer        19            437.00         0.34
   56        OMG       Om Group Inc                        9            427.50         0.34
   57        SKYW      Skywest Inc                        19            451.25         0.34
   58        ADVP      Advancepcs                         11            417.31         0.33
   59        DPMI      Dupont Photomasks Inc               6            435.00         0.33
   60        FMBI      First Midwest Bancorp Inc/Il       14            405.13         0.33
   61        IMP       Imperial Bancorp                   16            417.00         0.33
   62        MEE       Massey Energy Company              27            418.50         0.33
   63        STZ       Constellation Brands Inc-A          7            444.94         0.33
   64        TECH      Techne Corp                        14            419.13         0.33
   65        TMBR      Tom Brown Inc                      13            407.06         0.33
   66        CFB       Commercial Federal Corp            19            401.38         0.32
   67        GPSI      Great Plains Software Inc           7            403.81         0.32
   68        PPP       Pogo Producing Co                  15            403.13         0.32
   69        SMG       Scotts Company (The)-Cl A          10            404.38         0.32
   70        ZLC       Zale Corp                          12            401.25         0.32
   71        HAR       Harman International               11            362.89         0.31
   72        HU        Hudson United Bancorp              19            393.06         0.31
   73        JBX       Jack In The Box Inc                14            403.38         0.31
   74        NDN       99 Cents Only Stores               11            357.50         0.31
   75        NVR       Nvr Inc                             3            383.25         0.31
   76        PNY       Piedmont Natural Gas Co            11            374.00         0.31
   77        PSC       Philadelphia Suburban Corp         19            382.38         0.31
   78        SVGI      Silicon Valley Group Inc           11            388.44         0.31
   79        CGNX      Cognex Corp                        14            356.13         0.30
   80        CHP       C&D Technologies Inc                9            366.75         0.30
   81        SGY       Stone Energy Corp                   7            372.40         0.30
   82        STXN      Dmc Stratex Networks Inc           23            385.25         0.30
   83        SUG       Southern Union Company             18            384.75         0.30
   84        TTEK      Tetra Tech Inc                     14            378.00         0.30
   85        ACLS      Axcelis Technologies Inc           28            330.75         0.29
   86        AMSY      American Management Systems        16            373.00         0.29
   87        ATR       Aptargroup Inc                     12            350.25         0.29
   88        BBOX      Black Box Corporation               6            348.00         0.29
   89        CBM       Cambrex Corp                        9            372.94         0.29
   90        LZB       La-Z-Boy Inc                       21            349.13         0.29
   91        NYCB      New York Community Bancorp         10            346.25         0.29
   92        PII       Polaris Industries Inc              8            352.00         0.29
   93        PIR       Pier 1 Imports Inc/Del             34            369.75         0.29
   94        RGS       Rgs Energy Group Inc               12            352.50         0.29
   95        ROP       Roper Industries Inc               11            377.44         0.29
   96        CEC       Cec Entertainment Inc               9            340.88         0.28
   97        COHR      Coherent Inc                        9            367.31         0.28
   98        CPO       Corn Products Intl Inc             13            356.69         0.28
   99        FDS       Factset Research Systems Inc       11            346.50         0.28
  100        HAIN      Hain Celestial Group Inc           11            349.94         0.28
  101        IVC       Invacare Corp                      11            356.13         0.28
  102        ATO       Atmos Energy Corp                  14            336.00         0.27


                                                        Investment Summary     5


                                                                                     Target
Portfolio   Ticker                                      Initial      Cost to       Percentage
 Number     Symbol           Company Name               Shares      Portfolio       of Index
---------------------------------------------------------------------------------------------
  103        AXTI      Axt Inc                             7           $297.94         0.27%
  104        CPRT      Copart Inc                         20            336.25         0.27
  105        MRCY      Mercury Computer Systems Inc        7            303.63         0.27
  106        PRHC      Province Healthcare Co             11            343.06         0.27
  107        VRTY      Verity Inc                         11            332.75         0.27
  108        AVNT      Avant! Corporation                 13            329.88         0.26
  109        AZPN      Aspen Technology Inc               11            338.94         0.26
  110        DRTE      Dendrite International Inc         14            350.88         0.26
  111        ESIO      Electro Scientific Inds Inc         9            331.88         0.26
  112        IEX       Idex Corp                          10            310.00         0.26
  113        PLAB      Photronics Inc                     10            325.63         0.26
  114        PROX      Proxim Inc                          8            296.00         0.26
  115        PSUN      Pacific Sunwear Of Calif           11            325.88         0.26
  116        RI        Ruby Tuesday Inc                   21            338.63         0.26
  117        TWK       Trenwick Group Ltd                 13            321.75         0.26
  118        UBSI      United Bankshares Inc              14            306.25         0.26
  119        VTS       Veritas Dgc Inc                    11            313.50         0.26
  120        AD        Advo Inc                            7            299.25         0.25
  121        AEIS      Advanced Energy Industries         10            320.63         0.25
  122        ATK       Alliant Techsystems Inc             5            309.38         0.25
  123        AXE       Anixter International Inc          13            302.25         0.25
  124        CDT       Cable Design Technologies          15            294.38         0.25
  125        CKH       Seacor Smit Inc                     6            301.50         0.25
  126        CYMI      Cymer Inc                           9            289.69         0.25
  127        DLP       Delta & Pine Land Co               13            298.19         0.25
  128        INSUA     Insituform Technologies-Cl A        8            284.00         0.25
  129        MLI       Mueller Industries Inc             12            324.75         0.25
  130        USFC      Usfreightways Corporation           9            311.63         0.25
  131        USTR      United Stationers Inc              12            294.00         0.25
  132        WERN      Werner Enterprises Inc             17            301.75         0.25
  133        WTNY      Whitney Holding Corp                8            319.50         0.25
  134        BCF       Burlington Coat Factory Wrhs       16            304.00         0.24
  135        CANI      Carreker Corporation                8            299.00         0.24
  136        COG       Cabot Oil & Gas Corp  -Cl A        11            303.88         0.24
  137        CPC       Central Parking Corp               13            294.94         0.24
  138        EGN       Energen Corp                       10            283.75         0.24
  139        SFY       Swift Energy Co                     9            294.75         0.24
  140        ACAI      Atlantic Coast Airlines Hldg        8            295.00         0.23
  141        ANN       Anntaylor Stores Corp              10            278.75         0.23
  142        AVA       Avista Corp                        17            282.63         0.23
  143        CDIS      Cal Dive International Inc         11            269.50         0.23
  144        CFBX      Community First Bankshares         15            287.81         0.23
  145        CHZ       Chittenden Corp                     9            278.44         0.23
  146        FWRD      Forward Air Corporation             7            267.75         0.23
  147        GGG       Graco Inc                           7            284.38         0.23
  148        HNCS      Hnc Software                       10            257.50         0.23
  149        MDC       Mdc Holdings Inc                    8            298.00         0.23
  150        MME       Mid Atlantic Medical Svcs          17            272.00         0.23
  151        NSIT      Insight Enterprises Inc            13            266.50         0.23
  152        PME       Penton Media Inc                   12            306.00         0.23
  153        SCOR      Syncor Intl Corp-Del                8            273.00         0.23


6     Investment Summary


                                                                                     Target
Portfolio   Ticker                                      Initial      Cost to       Percentage
 Number     Symbol           Company Name               Shares      Portfolio       of Index
---------------------------------------------------------------------------------------------
  154        SPF       Standard Pacific Corp              10           $276.25         0.23%
  155        VSEA      Varian Semiconductor Equip         10            280.63         0.23
  156        ACDO      Accredo Health Inc                  6            270.75         0.22
  157        BRC       Brady Corporation - Cl A            8            292.00         0.22
  158        DNEX      Dionex Corp                         8            272.00         0.22
  159        FILE      Filenet Corp                       11            256.44         0.22
  160        FTS       Footstar Inc                        7            294.00         0.22
  161        HSII      Heidrick & Struggles Intl           7            301.00         0.22
  162        IDXX      Idexx Laboratories Inc             11            253.69         0.22
  163        IMPH      Impath Inc                          5            241.88         0.22
  164        KEI       Keithley Instruments Inc            5            261.25         0.22
  165        KOPN      Kopin Corp                         19            261.25         0.22
  166        MARY      St Mary Land & Exploration          8            264.00         0.22
  167        OTRKB     Oshkosh Truck Corp                  6            285.00         0.22
  168        WWW       Wolverine World Wide               15            275.63         0.22
  169        APPB      Applebee'S Intl Inc                 9            282.94         0.21
  170        ATSN      Artesyn Technologies Inc           12            249.75         0.21
  171        BEZ       Baldor Electric                    12            267.00         0.21
  172        FRK       Florida Rock Inds                   7            280.00         0.21
  173        HH        Hooper Holmes Inc                  23            259.90         0.21
  174        HSE       Hs Resources Inc                    6            244.50         0.21
  175        MOR       Morgan Keegan Inc                  10            265.00         0.21
  176        MTW       Manitowoc Company Inc               9            266.63         0.21
  177        NOVN      Noven Pharmaceuticals Inc           7            256.81         0.21
  178        NYFX      Nyfix Inc                           8            249.00         0.21
  179        RESP      Respironics Inc                    11            270.19         0.21
  180        RLC       Rollins Truck Leasing Corp         20            256.25         0.21
  181        SIB       Staten Island Bancorp Inc          12            259.50         0.21
  182        TRST      Trustco Bank Corp Ny               21            262.50         0.21
  183        XIRC      Xircom Inc                         11            266.06         0.21
  184        ABM       Abm Industries Inc                  8            254.00         0.20
  185        DFG       Delphi Financial Group-Cl A         7            243.69         0.20
  186        EGR       Earthgrains Company                15            240.94         0.20
  187        FIC       Fair Isaac & Company Inc            5            241.25         0.20
  188        HYSL      Hyperion Solutions Corp            11            242.69         0.20
  189        JEF       Jefferies Group Inc (New)           8            233.50         0.20
  190        KLIC      Kulicke & Soffa Industries         16            255.00         0.20
  191        METHA     Methode Electronics  -Cl A         11            243.38         0.20
  192        POL       Polyone Corporation                34            244.38         0.20
  193        SBLU      Sonicblue Inc                      32            242.00         0.20
  194        ACTL      Actel Corp                          8            248.00         0.19
  195        ASF       Administaff Inc                    10            240.10         0.19
  196        ASGN      On Assignment Inc                   9            240.19         0.19
  197        BWC       Belden Inc                          9            248.63         0.19
  198        CHG       Ch Energy Group Inc                 6            239.63         0.19
  199        CUBE      C-Cube Microsystems Inc            18            226.13         0.19
  200        DP        Diagnostic Products Corp            5            245.00         0.19
  201        FBP       First Bancorp/Puerto Rico           9            228.94         0.19
  202        MMS       Maximus Inc                         7            225.31         0.19
  203        NJR       New Jersey Resources                6            229.50         0.19
  204        SFN       Spherion Corporation               22            237.88         0.19


                                                        Investment Summary     7


                                                                                     Target
Portfolio   Ticker                                      Initial      Cost to       Percentage
 Number     Symbol           Company Name               Shares      Portfolio       of Index
---------------------------------------------------------------------------------------------
  205        SSD       Simpson Manufacturing Co Inc        4           $218.00         0.19%
  206        TG        Tredegar Corporation               13            234.00         0.19
  207        ALSC      Alliance Semiconductor Corp        14            215.25         0.18
  208        CASY      Casey'S General Stores Inc         16            208.00         0.18
  209        ENZ       Enzo Biochem Inc                    9            222.19         0.18
  210        HTLD      Heartland Express Inc               8            202.00         0.18
  211        LII       Lennox International Inc           20            220.00         0.18
  212        MRD       Macdermid Inc                      11            230.31         0.18
  213        NWN       Northwest Natural Gas Co            9            219.94         0.18
  214        PFGC      Performance Food Group Co           5            226.25         0.18
  215        RS        Reliance Steel & Aluminum           9            232.88         0.18
  216        SIGI      Selective Insurance Group           9            216.00         0.18
  217        SONC      Sonic Corp                          9            218.81         0.18
  218        SUSQ      Susquehanna Bancshares Inc         13            216.94         0.18
  219        SWX       Southwest Gas Corp                 11            224.81         0.18
  220        SYD       Sybron Dental Specialties          13            235.63         0.18
  221        TXI       Texas Industries Inc                7            207.81         0.18
  222        UGI       Ugi Corp                            9            209.81         0.18
  223        UIL       Uil Holdings Corporation            5            221.25         0.18
  224        USON      Us Oncology Inc                    32            226.00         0.18
  225        ALN       Allen Telecom Inc                  10            201.88         0.17
  226        APWR      Astropower Inc                      5            192.50         0.17
  227        ATW       Atwood Oceanics Inc                 5            211.10         0.17
  228        IO        Input/Output Inc                   19            213.75         0.17
  229        MAFB      Maf Bancorp Inc                     8            214.00         0.17
  230        PBKS      Provident Bankshares Corp          10            220.63         0.17
  231        RMDY      Remedy Corp                        11            224.13         0.17
  232        ROG       Rogers Corp                         5            200.00         0.17
  233        RYL       Ryland Group Inc                    5            235.63         0.17
  234        SLOT      Anchor Gaming                       5            205.63         0.17
  235        ST        Sps Technologies Inc                4            190.00         0.17
  236        TSFG      South Financial Group Inc          15            205.31         0.17
  237        WMS       Wms Industries Inc                 11            213.13         0.17
  238        ALOG      Analogic Corp                       4            181.50         0.16
  239        CHCS      Chico'S Fas Inc                     6            180.75         0.16
  240        COO       Cooper Companies Inc                5            185.94         0.16
  241        DSCP      Datascope Corp                      5            182.50         0.16
  242        EWBC      East West Bancorp Inc               8            188.00         0.16
  243        FLM       Fleming Companies Inc              14            189.00         0.16
  244        HELX      Helix Technology Corp               7            206.94         0.16
  245        IHI       Information Holdings Inc            7            185.94         0.16
  246        MIKL      Michael Foods Inc                   7            211.31         0.16
  247        OMI       Owens & Minor Inc                  12            197.25         0.16
  248        PDQ       Prime Hospitality Corp             16            194.00         0.16
  249        PLMD      Polymedica Corp                     5            217.50         0.16
  250        RADS      Radiant Systems Inc                10            199.38         0.16
  251        RGIS      Regis Corp                         14            196.88         0.16
  252        RML       Russell Corp                       11            195.94         0.16
  253        SMI       Springs Industries Inc-Cl A         6            198.75         0.16
  254        SMRT      Stein Mart Inc                     16            207.00         0.16
  255        TDY       Teledyne Technologies Inc          10            198.75         0.16


8     Investment Summary


                                                                                     Target
Portfolio   Ticker                                      Initial      Cost to       Percentage
 Number     Symbol           Company Name               Shares      Portfolio       of Index
---------------------------------------------------------------------------------------------
  256        TRMB      Trimble Navigation Ltd              8           $195.50         0.16%
  257        TRY       Triarc Companies                    8            201.50         0.16
  258        UTEK      Ultratech Stepper Inc               7            204.75         0.16
  259        YELL      Yellow Corporation                  8            189.50         0.16
  260        AGX       Agribrands International Inc        4            213.75         0.15
  261        BHE       Benchmark Electronics Inc           7            197.31         0.15
  262        BKI       Buckeye Technologies Inc           13            190.13         0.15
  263        CRY       Cryolife Inc                        7            185.06         0.15
  264        DBRN      Dress Barn Inc                      6            184.50         0.15
  265        FED       Firstfed Financial Corp             6            184.88         0.15
  266        FOSL      Fossil Inc                         10            180.00         0.15
  267        FYII      F.Y.I. Inc                          6            196.88         0.15
  268        GCO       Genesco Inc                         7            182.00         0.15
  269        GGC       Georgia Gulf Corp                  11            187.00         0.15
  270        KEX       Kirby Corp                          9            191.25         0.15
  271        KNT       Kent Electronics Corp               9            203.06         0.15
  272        KWD       Kellwood Co                         9            195.75         0.15
  273        LFG       Landamerica Financial Group         5            196.88         0.15
  274        LSTR      Landstar System Inc                 3            192.38         0.15
  275        MM        Mutual Risk Management Ltd         15            185.63         0.15
  276        MZ        Milacron Inc                       11            182.19         0.15
  277        NOR       Northwestern Corporation            8            181.00         0.15
  278        PKE       Park Electrochemical Corp           5            178.44         0.15
  279        PLB       American Italian Pasta Co-A         7            193.81         0.15
  280        POOL      Scp Pool Corp                       6            189.75         0.15
  281        PRGS      Progress Software Corp             13            195.81         0.15
  282        PSEM      Pericom Semiconductor Corp          8            207.00         0.15
  283        TA        Tucker Anthony Sutro                8            180.00         0.15
  284        THQI      Thq Inc                             7            185.50         0.15
  285        UNS       Unisource Energy Corp Hld Co       11            178.06         0.15
  286        ABFS      Arkansas Best Corp                  7            171.94         0.14
  287        AIND      Arnold Industries Inc               9            181.69         0.14
  288        ASPT      Aspect Communications Corp         18            158.91         0.14
  289        AVID      Avid Technology Inc                 9            171.00         0.14
  290        BEAV      Be Aerospace Inc                    9            162.00         0.14
  291        CLC       Clarcor Inc                         8            169.00         0.14
  292        CPWM      Cost Plus Inc/California            7            158.81         0.14
  293        DRQ       Dril-Quip                           6            170.25         0.14
  294        HLIT      Harmonic Inc                       19            173.38         0.14
  295        IFSIA     Interface Inc-Cl A                 17            172.13         0.14
  296        JLG       Jlg Industries Inc                 15            176.25         0.14
  297        LBY       Libbey Inc                          5            154.38         0.14
  298        NAUT      Nautica Enterprises Inc            11            167.75         0.14
  299        OLOG      Offshore Logistics                  8            182.00         0.14
  300        POG       Patina Oil & Gas Corp               8            182.50         0.14
  301        PPD       Prepaid Legal Services Inc          9            187.88         0.14
  302        RAH       Ralcorp Holdings Inc               11            178.06         0.14
  303        RARE      Rare Hospitality Intl Inc           7            171.39         0.14
  304        SBIB      Sterling Bancshares Inc/Tx          9            177.75         0.14
  305        SEI       Seitel Inc                          9            176.63         0.14
  306        STLD      Steel Dynamics Inc                 16            175.00         0.14


                                                        Investment Summary     9


                                                                                     Target
Portfolio   Ticker                                      Initial      Cost to       Percentage
 Number     Symbol           Company Name               Shares      Portfolio       of Index
---------------------------------------------------------------------------------------------
  307        VLNC      Valence Technology Inc             15           $175.31         0.14%
  308        WLM       Wellman Inc                        12            179.25         0.14
  309        ZQK       Quiksilver Inc                      7            161.44         0.14
  310        ARTC      Arthrocare Corp                     7            154.44         0.13
  311        BTGC      Bio-Technology General Corp        20            160.00         0.13
  312        CCBL      C-Cor.Net Corporation              11            143.00         0.13
  313        CUNO      Cuno Incorporated                   6            162.38         0.13
  314        EFS       Enhance Financial Svcs Group       13            162.50         0.13
  315        ESL       Esterline Technologies Corp         6            160.50         0.13
  316        FTUS      Factory 2-U Stores Inc              4            161.50         0.13
  317        HRH       "Hilb, Rogal & Hamilton Co"         5            178.13         0.13
  318        HTCH      Hutchinson Tech                    10            160.63         0.13
  319        ION       Ionics Inc                          6            168.00         0.13
  320        PTEC      Phoenix Technologies Ltd           10            172.50         0.13
  321        ROAD      Roadway Express Inc                 7            165.81         0.13
  322        RSYS      Radisys Corp                        6            170.25         0.13
  323        SCMM      Scm Microsystems Inc                5            151.25         0.13
  324        SWS       Southwest Securities Group          5            149.06         0.13
  325        TTC       Toro Co                             4            146.75         0.13
  326        WNG       Washington Group Intl Inc          18            155.25         0.13
  327        ZNT       Zenith National Insurance Cp        6            167.25         0.13
  328        ARJ       Arch Chemicals Inc                  8            143.50         0.12
  329        AWRE      Aware Inc/Mass                      7            143.94         0.12
  330        CACOA     Cato Corp  -Cl A                    9            148.50         0.12
  331        FLE       Fleetwood Enterprises              11            159.50         0.12
  332        FRTZ      Fritz Companies Inc                13            151.13         0.12
  333        GBCB      Gbc Bancorp/California              4            153.50         0.12
  334        GKSRA     G & K Services Inc -Cl A            7            144.81         0.12
  335        GY        Gencorp Inc                        14            139.13         0.12
  336        HUG       Hughes Supply Inc                   8            144.00         0.12
  337        IHP       Ihop Corp                           7            146.13         0.12
  338        JH        Harland (John H.) Co               10            148.75         0.12
  339        KRON      Kronos Inc                          4            143.75         0.12
  340        LG        Laclede Gas Co                      6            137.25         0.12
  341        MHI       Morrison Management Special         4            131.96         0.12
  342        MNTR      Mentor Corp/Minn                    8            151.00         0.12
  343        NBTY      Nbty Inc                           22            142.31         0.12
  344        OII       Oceaneering Intl Inc                8            146.00         0.12
  345        PCLE      Pinnacle Systems Inc               17            147.69         0.12
  346        PXR       Paxar Corp                         15            156.56         0.12
  347        RDRT      Read-Rite Corp                     21            135.84         0.12
  348        RIGS      Riggs Natl Corp Wash D C           10            139.38         0.12
  349        RLI       Rli Corp                            3            132.56         0.12
  350        RUS       Russ Berrie & Co Inc                7            147.88         0.12
  351        SCTC      Systems & Computer Tech Corp       12            146.25         0.12
  352        SR        Standard Register Co               10            158.13         0.12
  353        TFS       Three-Five Systems Inc              7            151.38         0.12
  354        VALM      Valmont Industries                  8            145.50         0.12
  355        WTSLA     Wet Seal Inc  -Cl A                 5            158.75         0.12
  356        AIR       Aar Corp                            9            130.50         0.11
  357        AIT       Applied Industrial Tech Inc         7            135.19         0.11


10     Investment Summary


                                                                                     Target
Portfolio   Ticker                                      Initial      Cost to       Percentage
 Number     Symbol           Company Name               Shares      Portfolio       of Index
---------------------------------------------------------------------------------------------
  358        AOS       Smith (A.O.) Corp                   8           $133.00         0.11%
  359        AZR       Aztar Corp                         13            137.31         0.11
  360        BW        Brush Engineered Materials          6            135.38         0.11
  361        CHE       Chemed Corp                         4            152.00         0.11
  362        GYMB      Gymboree Corp                       8            127.00         0.11
  363        IMC       Intl Multifoods Corp                7            157.50         0.11
  364        IMG       Intermagnetics General Corp         5            120.00         0.11
  365        KAMNA     Kaman Corp -Cl A                    8            140.00         0.11
  366        MCS       Marcus Corporation                 10            139.38         0.11
  367        MSCA      Ms Carriers                         4            147.50         0.11
  368        NUI       Nui Corp                            5            152.81         0.11
  369        PFCB      P.F. Changs China Bistro Inc        4            148.75         0.11
  370        PLX       Plains Resources Inc                6            138.00         0.11
  371        PRXL      Parexel International Corp          9            141.19         0.11
  372        SCTT      Scott Technologies Inc              6            136.50         0.11
  373        SYMM      Symmetricom Inc                     8            132.50         0.11
  374        TII       Thomas Industries Inc               5            125.94         0.11
  375        TWR       Tower Automotive Inc               15            135.94         0.11
  376        UNFI      United Natural Foods Inc            7            132.13         0.11
  377        WGO       Winnebago Industries                8            141.00         0.11
  378        B         Barnes Group Inc                    7            129.50         0.10
  379        BELFB     Bel Fuse Inc-Cl B                   4            144.75         0.10
  380        BNE       Bowne & Co Inc                     12            129.00         0.10
  381        CBR       Ciber Inc                          21            126.00         0.10
  382        COHU      Cohu Inc                            7            127.75         0.10
  383        COKE      Coca-Cola Bottling Co Consol        3            126.00         0.10
  384        CSK       Chesapeake Corp                     6            133.13         0.10
  385        EGLS      Electroglas Inc                     7            122.06         0.10
  386        ELOY      Eloyalty Corporation               17            123.78         0.10
  387        GAP       Great Atlantic & Pac Tea Co        14            125.13         0.10
  388        GNCMA     General Communication  -Cl A       18            123.75         0.10
  389        MCRS      Micros Systems Inc                  6            123.00         0.10
  390        MNC       Monaco Coach Corp                   6            121.88         0.10
  391        ORG       Organogenesis Inc                  13            128.31         0.10
  392        PDX       Pediatrix Medical Group Inc         5            113.75         0.10
  393        PIOS      Pioneer Standard Electronics        9            123.75         0.10
  394        PRGX      Profit Recovery Group Intl         18            123.75         0.10
  395        RBC       Regal Beloit                        7            120.40         0.10
  396        RNBO      Rainbow Technologies Inc            9            110.25         0.10
  397        RNT       Aaron Rents Inc                     7            118.56         0.10
  398        RTI       Rti International Metals Inc        7            113.75         0.10
  399        SCHS      School Specialty Inc                6            122.63         0.10
  400        SEM       General Semiconductor Inc          13            121.88         0.10
  401        VITL      Vital Signs Inc                     4            119.25         0.10
  402        VOL       Volt Info Sciences Inc              5            111.25         0.10
  403        WSO       Watsco Inc                         10            125.00         0.10
  404        WTS       Watts Industries Inc-Cl A          10            130.00         0.10
  405        ABCW      Anchor Bancorp Wisconsin Inc        8            116.00         0.09
  406        ACAT      Arctic Cat Inc                      9            117.56         0.09
  407        AGS       Saga Systems Inc                   10            113.75         0.09
  408        AWR       American States Water Co            3             97.88         0.09


                                                       Investment Summary     11


                                                                                     Target
Portfolio   Ticker                                      Initial      Cost to       Percentage
 Number     Symbol           Company Name               Shares      Portfolio       of Index
---------------------------------------------------------------------------------------------
  409        BWS       Brown Shoe Company Inc              6           $102.00         0.09%
  410        CEM       Chemfirst Inc                       5            109.69         0.09
  411        CSAR      Caraustar Industries Inc            9            106.88         0.09
  412        ELK       Elcor Corp                          7            109.81         0.09
  413        INTV      Intervoice-Brite Inc               12            113.63         0.09
  414        LNN       Lindsay Manufacturing Co            4             99.50         0.09
  415        MBRS      Memberworks Inc                     5             98.44         0.09
  416        MYE       Myers Industries Inc                7            105.00         0.09
  417        PNK       Pinnacle Entertainment Inc          9            108.56         0.09
  418        PRD       Polaroid Corp                      15            115.31         0.09
  419        PSDI      Project Software & Developmt        8            122.00         0.09
  420        PVH       Phillips-Van Heusen                10            120.00         0.09
  421        SLI       Sli Inc                            13            113.75         0.09
  422        SRR       Stride Rite Corp                   15            114.38         0.09
  423        SWM       Schweitzer-Mauduit Intl Inc         5            107.85         0.09
  424        VSAT      Viasat Inc                          7            105.00         0.09
  425        WDFC      Wd-40 Co                            6            122.63         0.09
  426        ASPX      Auspex Systems Inc                 17            107.31         0.08
  427        ATIS      Advanced Tissue Sciences Inc       21             95.81         0.08
  428        CACI      Caci International Inc -Cl A        4            102.00         0.08
  429        CDI       Cdi Corp                            7            100.63         0.08
  430        CKP       Checkpoint Systems Inc             12            105.75         0.08
  431        CMC       Commercial Metals Co                5            105.00         0.08
  432        CNMD      Conmed Corp                         5             98.75         0.08
  433        DEL       Deltic Timber Corp                  4             94.00         0.08
  434        DMN       Dimon Inc                          17            100.94         0.08
  435        GDI       Gardner Denver Inc                  5             92.50         0.08
  436        INTL      Inter-Tel Inc                       9             99.56         0.08
  437        MAG       Magnetek Inc                        8            104.00         0.08
  438        MESA      Mesa Air Group Inc                 11             96.94         0.08
  439        MOGN      Mgi Pharma Inc                      6             94.88         0.08
  440        MWY       Midway Games Inc                   13            101.53         0.08
  441        NEV       Nuevo Energy Co                     6             99.75         0.08
  442        PCOM      P-Com Inc                          23            103.50         0.08
  443        PHTN      Photon Dynamics Inc                 4            109.00         0.08
  444        PNRA      Panera Bread Company-Cl A           5            110.00         0.08
  445        RBN       Robbins & Myers Inc                 4            104.00         0.08
  446        RGR       Sturm Ruger & Co Inc                9             95.63         0.08
  447        ROIL      Remington Oil & Gas Corp            7             91.00         0.08
  448        RYAN      Ryan'S Family Stk Houses Inc       11            103.13         0.08
  449        SFP       Salton Inc                          4             87.25         0.08
  450        SMSC      Standard Microsystems Corp          5             96.25         0.08
  451        SXI       Standex International Corp          4             94.25         0.08
  452        THO       Thor Industries Inc                 4             97.25         0.08
  453        UFPI      Universal Forest Products           7            103.25         0.08
  454        ULTE      Ultimate Electronics Inc            4            111.25         0.08
  455        URS       Urs Corp                            6            101.25         0.08
  456        ALLP      Alliance Pharmaceutical Cp         18             84.38         0.07
  457        ASTE      Astec Industries Inc                7             92.31         0.07
  458        BCGI      Boston Communications Group         5             85.94         0.07
  459        BELM      Bell Microproducts Inc              5             85.00         0.07


12     Investment Summary


                                                                                     Target
Portfolio   Ticker                                      Initial      Cost to       Percentage
 Number     Symbol           Company Name               Shares      Portfolio       of Index
---------------------------------------------------------------------------------------------
  460        CELL      Brightpoint Inc                    20            $81.25         0.07%
  461        ESST      Ess Technology                     13             89.38         0.07
  462        FGH       Friede Goldman Halter Inc          17             86.06         0.07
  463        FWC       Foster Wheeler Corp                14             84.00         0.07
  464        IFCI      Intl Fibercom Inc                  10             82.50         0.07
  465        KSWS      K-Swiss Inc  -Cl A                  4             98.00         0.07
  466        LAWS      Lawson Products Inc                 3             81.38         0.07
  467        MEH       Midwest Express Holdings            5             88.75         0.07
  468        NX        Quanex Corp                         5             90.94         0.07
  469        OMN       Omnova Solutions Inc               14             91.00         0.07
  470        PBY       Pep Boys-Manny Moe & Jack          19             86.69         0.07
  471        SRT       Startek Inc                         5             71.88         0.07
  472        SUPX      Supertex Inc                        5             81.56         0.07
  473        SWN       Southwestern Energy Company         9             93.38         0.07
  474        VOXX      Audiovox Corp -Cl A                 7             87.06         0.07
  475        WNC       Wabash National Corp                8             87.50         0.07
  476        CGC       Cascade Natural Gas Corp            4             78.75         0.06
  477        CGX       Consolidated Graphics Inc           6             72.00         0.06
  478        CHB       Champion Enterprises Inc           14             73.50         0.06
  479        COP       Consolidated Products Inc          10             76.25         0.06
  480        GFF       Griffon Corporation                11             75.63         0.06
  481        GOSHA     Oshkosh B'Gosh Inc  -Cl A           4             73.00         0.06
  482        HAKI      Hall Kinion & Associates Inc        5             76.56         0.06
  483        LNY       Landry'S Seafood Restaurants        8             77.50         0.06
  484        NEB       New England Business Service        4             67.75         0.06
  485        NPK       National Presto Inds Inc            2             63.88         0.06
  486        PACW      Pac-West Telecomm Inc              12             76.13         0.06
  487        PEGS      Pegasus Solutions Inc               8             72.50         0.06
  488        POP       Pope & Talbot Inc                   5             78.75         0.06
  489        SFAM      Speedfam-Ipec Inc                   9             79.31         0.06
  490        SKP       Scpie Holdings Inc                  3             70.31         0.06
  491        SPSS      Spss Inc                            3             66.38         0.06
  492        TTI       Tetra Technologies Inc              5             72.81         0.06
  493        APOG      Apogee Enterprises Inc              9             61.31         0.05
  494        AVTC      Avt Corporation                    10             58.13         0.05
  495        BBR       Butler Manufacturing Co             2             55.75         0.05
  496        BGR       Bangor Hydro-Electric Co            2             51.25         0.05
  497        CCRD      Concord Communications Inc          5             61.56         0.05
  498        CLF       Cleveland-Cliffs Inc                4             64.00         0.05
  499        COA       Coachmen Industries Inc             6             64.50         0.05
  500        CYGN      Cygnus Inc                          8             61.25         0.05
  501        DFS       Department 56 Inc                   5             60.00         0.05
  502        EDGW      Edgewater Technology Inc            9             59.63         0.05
  503        EWB       E. W. Blanch Holdings Inc           4             53.25         0.05
  504        FC        Franklin Covey Co                   8             64.00         0.05
  505        FJC       Fedders Corp                       12             60.00         0.05
  506        FLOW      Flow Intl Corp                      5             56.88         0.05
  507        FMT       Fremont General Corp               22             60.50         0.05
  508        GPI       Group 1 Automotive Inc              7             63.00         0.05
  509        GRB       Gerber Scientific Inc               7             63.44         0.05
  510        HMK       Ha-Lo Industries Inc               21             59.06         0.05


                                                       Investment Summary     13


                                                                                     Target
Portfolio   Ticker                                      Initial      Cost to       Percentage
 Number     Symbol           Company Name               Shares      Portfolio       of Index
---------------------------------------------------------------------------------------------
  511        JAKK      Jakks Pacific Inc                   6            $61.13         0.05%
  512        KWR       Quaker Chemical Corp                3             54.00         0.05
  513        LDL       Lydall Inc                          6             62.63         0.05
  514        MDS       Midas Inc                           5             65.00         0.05
  515        ORB       Orbital Sciences Corp              11             56.38         0.05
  516        PCTI      Pc-Tel Inc                          6             65.25         0.05
  517        SKO       Shopko Stores Inc                   9             62.44         0.05
  518        SKY       Skyline Corp                        3             61.50         0.05
  519        TGX       Theragenics Corp                   10             63.75         0.05
  520        XRIT      X-Rite Inc                          8             61.50         0.05
  521        ZIXI      Zixit Corporation                   6             61.88         0.05
  522        ADAP      Adaptive Broadband Corp            13             47.13         0.04
  523        ANLY      Analysts International Corp         8             52.00         0.04
  524        APN       Applica Incorporated                8             56.50         0.04
  525        BMC       Bmc Industries Inc-Minn             9             48.38         0.04
  526        BSET      Bassett Furniture Inds              4             45.00         0.04
  527        CAS       Castle (A.M.) & Co                  5             48.13         0.04
  528        CPY       Cpi Corp                            3             59.63         0.04
  529        CV        Central Vermont Pub Serv            4             48.00         0.04
  530        DAVX      Davox Corp                          4             46.00         0.04
  531        GDYS      Goody'S Family Clothing Inc        13             52.00         0.04
  532        IAAI      Insurance Auto Auctions Inc         4             45.75         0.04
  533        INVX      Innovex Inc                         5             50.94         0.04
  534        JJSF      J & J Snack Foods Corp              3             45.75         0.04
  535        KROG      Kroll-O'Gara Company                8             41.00         0.04
  536        KTO       K2 Inc                              6             53.25         0.04
  537        LRW       Labor Ready Inc                    15             50.63         0.04
  538        NAFC      Nash Finch Co                       4             50.75         0.04
  539        NWK       Network Equipment Tech Inc          8             52.50         0.04
  540        OXM       Oxford Industries Inc               3             52.50         0.04
  541        PWN       Cash America Intl Inc               9             50.06         0.04
  542        QRSI      Qrs Corp                            4             46.75         0.04
  543        SOL       Sola International Inc              8             50.50         0.04
  544        TBCC      Tbc Corp                            9             51.75         0.04
  545        TEN       Tenneco Automotive Inc             13             47.94         0.04
  546        VNWK      Visual Networks Inc                 9             43.31         0.04
  547        WLV       Wolverine Tube Inc                  4             47.60         0.04
  548        ASHW      Ashworth Inc                        5             36.25         0.03
  549        BILL      Billing Concepts Corp              15             37.97         0.03
  550        BMHC      Building Material Holding Cp        4             37.50         0.03
  551        BRKT      Brooktrout Inc                      5             41.56         0.03
  552        DAP       Discount Auto Parts Inc             5             35.94         0.03
  553        DGII      Digi International Inc              5             39.38         0.03
  554        EPRE      Epresence Inc                       7             32.59         0.03
  555        GRO       Mississippi Chemical Corp           9             40.50         0.03
  556        HOLX      Hologic Inc                         6             39.00         0.03
  557        IMNR      Immune Response Corp/Del            9             36.00         0.03
  558        IMR       Imco Recycling Inc                  6             39.00         0.03
  559        INMT      Intermet Corp                       9             32.63         0.03
  560        IRIC      Information Resources Inc           9             36.00         0.03
  561        ITRI      Itron Inc                           7             40.25         0.03


14     Investment Summary


                                                                                     Target
Portfolio   Ticker                                      Initial      Cost to       Percentage
 Number     Symbol           Company Name               Shares      Portfolio       of Index
---------------------------------------------------------------------------------------------
  562        JAS.A     Jo-Ann Stores Inc-Cl A              6            $36.75         0.03%
  563        KDE       4Kids Entertainment Inc             4             44.00         0.03
  564        LUB       Luby'S Inc                          7             38.06         0.03
  565        MEAD      Meade Instruments Corp              7             37.63         0.03
  566        MSC       Material Sciences Corp              5             40.31         0.03
  567        NATR      Natures Sunshine Prods Inc          5             35.94         0.03
  568        OSTE      Osteotech Inc                       6             38.25         0.03
  569        PENX      Penford Corporation                 3             42.00         0.03
  570        ROBV      Robotic Vision Systems Inc         10             36.25         0.03
  571        SIE       Sierra Health Services              8             37.12         0.03
  572        SLMD      Spacelabs Medical Inc               3             34.88         0.03
  573        SMP       Standard Motor Prods                4             34.75         0.03
  574        TNM       Thomas Nelson Inc                   5             34.06         0.03
  575        TWI       Titan International Inc             8             38.50         0.03
  576        ACTN      Action Performance Cos Inc          6             25.50         0.02
  577        AGL       Angelica Corp                       3             28.31         0.02
  578        AIZ       Amcast Indl Corp                    3             30.19         0.02
  579        ATX       Cross (A.T.) Company - A            5             23.13         0.02
  580        CMIN      Commonwealth Industries Inc         5             25.63         0.02
  581        COE       Cone Mills Corp                     8             26.00         0.02
  582        CTG       Computer Task Group Inc             5             26.88         0.02
  583        ENC       Enesco Group Inc                    5             25.31         0.02
  584        GMP       Green Mountain Power Corp           2             27.75         0.02
  585        HGGR      Haggar Corp                         2             22.63         0.02
  586        HKF       Hancock Fabrics Inc /De             6             26.25         0.02
  587        HMX       Hartmarx Corp                       8             23.50         0.02
  588        HUF       Huffy Corp                          3             21.94         0.02
  589        JBAK      Baker (J.) Inc                      6             26.25         0.02
  590        LVC       Lillian Vernon Corp                 4             28.00         0.02
  591        RAM       Royal Appliance Mfg Co              6             25.13         0.02
  592        STTX      Steel Technologies Inc              4             26.75         0.02
  593        CURE      Curative Health Services Inc        2             12.00         0.01
  594        CYRK      Cyrk Inc                            4             12.50         0.01
  595        DMRK      Damark International Inc -A         2             16.00         0.01
  596        DXYN      Dixie Group Inc                     5             13.13         0.01
  597        EXBT      Exabyte Corp                        6             12.19         0.01
  598        GOT       Gottschalks Inc                     3             12.56         0.01
  599        MYR       Mayor'S Jewelers Inc                5             13.75         0.01
  600        NSH       Nashua Corp                         2             11.60         0.01
                                                                   -----------       -------

                                                                   $123,336.29       100.00%
                                                                   ===========       =======






                                                       Investment Summary     15

-----------------------------
UNDERSTANDING YOUR INVESTMENT
-----------------------------


                                HOW TO BUY UNITS

  You can buy units of the trust on any business day by contacting your financial professional. Unit prices are available daily on the Internet at WWW.RANSON.COM. The unit price includes:

  *  the value of the stocks,

  *  the transactional sales fee, and

  *  cash and other net assets in the portfolio.

  We often refer to the purchase price of units as the "offer price." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

  RETIREMENT ACCOUNTS. The portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed. In addition, you can invest in a Ranson UIT retirement account directly with the trustee. We reduce the minimum investment to only $250 for these accounts. Please contact The Bank of New York for more information and an application. The trustee will assess an annual fee per account (currently $12) which can be deducted from your account if you do not wish to pay it separately.

  VALUE OF THE STOCKS. We determine the value of the stocks as of the close of the New York Stock Exchange on each day that exchange is open. During the initial offering period, the value of the stocks includes organization costs.

  Pricing the Stocks. We generally determine the value of stocks using the last sale price for stocks traded on a national securities exchange or the Nasdaq Stock Market. In some cases we will price a stock based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a stock is not principally traded on a national securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate.

  The trustee determined the initial prices of the stocks shown in "The Portfolio" in this prospectus. The trustee determined these initial prices as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

  Organization Costs. During the initial offering period, part of the value of the stocks represents an amount that will pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. Your trust will sell stocks to reimburse us for these costs at the end of the initial offering period or after six months, if earlier.

  TRANSACTIONAL SALES FEE. You pay a fee when you buy units. We refer to this fee as the "transactional sales fee". The total transactional


16     Understanding Your Investment
sales fee equals 4.90% of your unit price at the time of purchase. The transactional sales fee does not include the creation and development fee which is described under "Expenses".

  REDUCING YOUR SALES FEE. We offer a variety of ways for you to reduce the transactional sales fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units.

  Large Purchases. You can reduce your transactional sales fee by increasing the size of your investment:

     If you purchase:        Your fee will be:
     ----------------        -----------------
     Less than $100,000           4.90%
     $100,000 - $249,999          4.50
     $250,000 - $499,999          4.30
     $500,000 - $999,999          3.50
     $1,000,000 or more           3.00

  We apply these fees as a percent of the unit price at the time of purchase. We also apply the different purchase levels on a unit basis using a $10 unit equivalent. For example, if you purchase between 10,000 and 24,999 units, your fee is 4.50% of your unit price.

  You may AGGREGATE unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

  *  purchases by your spouse or minor children and

  *  purchases by your trust estate or fiduciary accounts.

  You may also use a LETTER OF INTENT to combine purchases over time to qualify for a purchase level. Under this option, you must give us a letter of intent to purchase a specified amount of units of any Ranson unit trust over a specified time period. The letter must specify a time period of no more than 13 months. Once you sign a letter of intent, we will reduce your transactional sales fee based on your total purchase commitment as shown in the table above. If your purchases exceed the level specified in your letter, you will still receive the additional fee reduction for your purchases shown in the table above (we will not cap your discount). If your total purchases are less than the level specified in your letter, you must pay the fee difference to us. We reserve the right to redeem your units if you do not pay the difference.

  The discounts described above apply only during the initial offering period.

  Advisory and Wrap Fee Accounts. We reduce your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed. We reduce your fee by the amount of the fee that we would normally pay to your financial professional.
You pay only the portion of the transactional sales fee that the sponsor retains. This table provides an example of the transactional sales fee you will pay per unit if you purchase units in this type of account.

     Fee paid to broker       0.00%
     Sponsor retention        0.90
                              -----
        Total                 0.90%
                              =====


                                            Understanding Your Investment     17

This discount applies during the initial offering period and in the secondary market.

  Exchange Option. You may purchase units of the trust offered in this prospectus at a reduced transactional sales fee of 3.00% of the unit price if you buy your units with redemption or termination proceeds from any other Ranson unit trust. You may also purchase units of the trust offered in this prospectus at this reduced fee if you purchase your units with termination proceeds from an unaffiliated unit trust that has the same investment strategy as this trust. These discounts apply only during the initial offering period.

  Employees. We do not charge any transactional sales fee for purchases made by officers, directors and employees of Ranson and its affiliates. We also do not charge a transactional sales fee for purchases made by registered representatives of selling firms and their family members (spouses, children and parents). This discount applies during the initial offering period and in the secondary market.

  Dividend Reinvestment Plan. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of the trust. This discount applies during the initial offering period and in the secondary market.


                             HOW TO SELL YOUR UNITS

  You can sell your units on any business day by contacting your financial professional or the trustee. Unit prices are available daily on the Internet at WWW.RANSON.COM or through your financial professional. We often refer to the sale price of units as the "bid price."

  SELLING UNITS. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

  REDEEMING UNITS. You may also redeem your units directly with the trustee, The Bank of New York, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

  If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange


18     Understanding Your Investment

Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the stocks not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

  To redeem your units, you must send the trustee any certificates for your units. You must properly endorse your certificates or sign a written transfer instrument with a signature guarantee. The trustee may require additional documents such as a certificate of corporate authority, trust documents, a death certificate, or an appointment as executor, administrator or guardian. The trustee cannot complete your redemption or send your payment to you until it receives all of these documents in completed form.

  You can request an in kind distribution of the stocks underlying your units, if you own units worth at least $1,000,000 or you originally paid at least that amount for your units. This option is generally available only for stocks traded and held in the United States. The trustee will make any in kind distribution of stocks by distributing applicable stocks in book entry form to the account of your financial professional at Depository Trust Company. You will receive whole shares of the applicable stocks and cash equal to any fractional shares. You may not request this option in the last 30 days of your trust's life. We may discontinue this option at any time without notice.

  EXCHANGE OPTION. You may be able to exchange your units for units of other Ranson unit trusts at a reduced sales fee. You can contact your financial professional or Ranson for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time.


                                  DISTRIBUTIONS

  QUARTERLY DIVIDENDS. Your trust generally pays dividends from its net investment income along with any excess capital on each quarterly distribution date to unitholders of record on the preceding record date. You can elect to:

  *  reinvest distributions in additional units of your trust at no fee,

  *  reinvest distributions in various mutual funds, or

  *  receive distributions in cash.

  You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units or mutual fund shares at their net asset value on the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units or mutual fund shares will always be available for reinvestment. If units or fund shares are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

  In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is


                                            Understanding Your Investment     19
in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

  REINVEST IN YOUR TRUST. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with the Reinvestment CUSIP number listed in the "Investment Summary" section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee.

  REINVEST IN MUTUAL FUNDS. You can also elect to automatically reinvest your distributions in certain mutual funds. Unlike your trust, these mutual funds are managed funds that have different objectives. You can obtain information about these funds from Ranson.

  REPORTS. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of stock evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.


                                INVESTMENT RISKS

  All investments involve risk. This section describes the main risks that can impact the value of the stocks in your portfolio. You should understand these risks before you invest. If the value of the stocks falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

  MARKET RISK is the risk that the value of the stocks will fluctuate. This could cause the value of your units to fall below your purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of the stock's issuer or even perceptions of the issuer. Even though we carefully supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a stock solely because the market value falls as is possible in a managed fund.

  SMALL COMPANIES often involve more investment risk than stocks of larger companies. Small companies may have limited product lines, markets or financial resources. These companies may lack management depth or experience and may depend heavily on key personnel. These stocks may be less liquid and have less information about their business available to the public. These stocks also tend to be more vulnerable to adverse economic or market developments than larger company stocks. Small companies may invest in, distribute or make products that have only recently been introduced.

  CONCENTRATION RISK is the risk that your portfolio is less diversified because it concentrates in a particular type of stock. When a certain type of stock makes up more than 25% of a trust, the trust is considered to be "concentrated" in that stock type. Your portfolio currently concentrates in CONSUMER PRODUCTS COMPANIES. Before you invest, you should understand that:

  * The economic health of consumers has a significant impact on spending on consumer products. A weak economy and its effect on consumer spending would adversely affect consumer products companies.


20     Understanding Your Investment

  *  These companies encounter

     > cyclical revenues and earnings that can vary significantly at different times of the year and

     >  extensive competition.

  *  Operating results and stock price performance can be hurt by

     >  changing consumer tastes,

     >  product liability litigation, and

     >  increased governmental regulation.

  CORRELATION RISK is the risk that the performance of the portfolio will not sufficiently correspond with the index. This can happen for reasons such as:

  * the impracticability of owning each of the index stocks with the exact weightings at a given time.

  *  the possibility of index tracking errors,

  * the time that elapses between a change in the index and a change in the portfolio, and

  *  fees and expenses of the trust.

  LITIGATION OR LEGISLATION RISK is the risk that litigation or legislation will hurt a company's operating results or the perception of a company in the stock market. From time to time, various legislative initiatives are proposed in the United States and abroad that may negatively impact the companies in your trust. In addition, litigation regarding any of the issuers of the stocks in your trust, or of the industries represented by these issuers may negatively impact the prices of these stocks. No one can predict what impact any pending or threatened litigation will have on the prices of the stocks.


                           THE S&P SMALLCAP 600 INDEX

  The Standard & Poor's SmallCap 600 Index is composed of 600 domestic stocks chosen for market size, liquidity (bid-asked spread, ownership, share turnover and number of no trade days) and industry group representation. It is a market-value weighted index (stock price times the number of shares outstanding), with each stock's weight in the index proportionate to its market value. As of December 29, 2000 the S&P SmallCap 600 Index was comprised of the following industry sectors: Industrials (85.2%), Financials (8.2%), Utilities (3.8%) and Transportation (2.8%). As of December 29, 2000 the companies in the S&P SmallCap 600 Index were listed on the following stock exchanges in the amounts indicated: New York Stock Exchange-315 companies (52.5%), Nasdaq Stock Market-273 companies (45.2%) and American Stock Exchange-12 companies (2.0%). As of December 29, 2000, the mean market capitalization of the companies in the S&P SmallCap 600 Index is approximately $583 million and the S&P SmallCap 600 Index had a total market value of $350 billion. Standard & Poor's, a division of The McGraw-Hill Companies, Inc., has established procedures for, and controls over, substitution of stocks in the index. It may make changes in the stocks and the eligibility criteria periodically.

  This table shows historical data for the index (not your trust or any previous series). This information is not meant to indicate your


                                            Understanding Your Investment     21
future return. Your investment return will differ from the past returns of the index. Returns have fluctuated significantly in the past and have not always been positive.

                YEAR-END        ANNUAL RETURN
   YEAR       INDEX VALUE*     (NO DIVIDENDS)*
   ----       ------------     ---------------
   1993         100.00               -
   1994          94.17             -5.83%
   1995         121.10             28.60
   1996         145.48             20.13
   1997         181.16             24.53
   1998         177.36             -2.10
   1999         197.79             11.52
   2000         219.59             11.02

--------------------
* Source: Standard & Poor's. The table above does not reflect the sales fee or expenses you pay on your units. It also does not reflect the effect of taxes. As with any index portfolio, your return may differ from that of the actual index. For example, this could happen because the trust may not be fully invested at all times, the trust will bear brokerage commissions in buying and selling stocks, and the weightings of stocks in the trust may not replicate their weightings in the index at all times.

  When reviewing any historical performance information, you should keep in mind that past performance cannot guarantee future results. Many stocks, especially those issued by technology companies, have exhibited above-average price appreciation and extreme volatility in recent years during a period of a generally rising stock market. No one can assure you that this will continue or that the performance of stocks will replicate the performance exhibited in the past.


                               HOW THE TRUST WORKS

  YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created the trust under a trust agreement between Ranson & Associates, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee). To create your trust, we deposited contracts to purchase stocks with the trustee along with an irrevocable letter of credit or other consideration to pay for the stocks. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

  CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed except as is necessary to replicate its index. Your trust will generally buy and sell stocks:

  *  to reflect changes in its index,

  *  to establish a closer correlation with its index,

  *  to pay expenses or unit redemptions,

  * to make required distributions or avoid imposition of taxes on the trust, or

  *  as we may determine is necessary.

  Your trust will generally reject any offer for securities or other property in exchange for the stocks in its portfolio. If your trust receives securities that are not in its index or other property, it will usually sell the securities or property and use the proceeds to buy stocks as described above or distribute the proceeds. For example, this could happen in a merger or similar transaction. If the Nasdaq Stock Market discontinues the index, we may continue operation of your trust using the index as it existed on the last date its was available or we may terminate your trust.

  We will increase the size of your trust as we sell units. When we create additional units, we


22     Understanding Your Investment
will seek to maintain a portfolio that replicates the index. When your trust buys stocks, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in stock prices between the time we create units and the time your trust buys the stocks. When your trust buys or sells stocks, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust. We may consider whether a firm sells units of our trusts when we select firms to handle these transactions.

  AMENDING THE TRUST AGREEMENT. Ranson and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not adversely affect your interest (as determined by Ranson and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

  TERMINATION OF YOUR TRUST. Your trust will terminate no later than the termination date listed in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than 20% of the original value of the stocks in the trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in limited circumstances, such as if the Nasdaq Stock Market discontinues the index.

  The trustee will notify you of any termination and sell any remaining stocks. The trustee will send your final distribution to you within a reasonable time following liquidation of all the stocks after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units. You may be able to request an in kind distribution of the stocks underlying your units at termination. Please refer to the section entitled "How to Sell Your Units-Redeeming Units" for information on in kind distributions.

  RANSON. We are an investment banking firm created in 1995. During our history we have been active in public and corporate finance and have distributed bonds, mutual funds and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the National Association of Securities Dealers, Inc. If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our headquarters at 250 North Rock Road, Suite 150, Wichita, Kansas 67206-2241 or by using the contacts listed on the back cover of this prospectus.

  Ranson and your trust have adopted a code of ethics requiring Ranson's employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

  THE TRUSTEE. The Bank of New York is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 101 Barclay Street, 20th Fl., New York,
New York 100007.


                                            Understanding Your Investment     23

We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying Ranson and investors.

  HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. We pay part of the transactional sales fee to these distribution firms when they sell units. The distribution fee during the initial offering period is as follows:

     If a firm distributes:     It will earn:
     ---------------------      ------------
     Less than $100,000            4.00%
     $100,000 - $249,999           3.60
     $250,000 - $499,999           3.50
     $500,000 - $999,999           2.70
     $1,000,000 or more            2.20

  We apply these amounts as a percent of the unit price per transaction at the time of the transaction. We also apply the different distribution levels on a unit basis using a $10 unit equivalent. For example, if a firm distributes between 10,000 and 24,999 units, it earns 3.60% of the unit price. In addition, firms can earn additional amounts based on total sales of all Ranson equity index unit trusts during a single calendar month:

     If a firm sells this amount      It will earn an
          in a single month:             additional:
     ---------------------------      ---------------
     $500,000 - $999,999                    .10%
     $1,000,000 - $1,999,999                .15
     $2,000,000 - $3,999,999                .20
     $4,000,000 - $5,999,999                .25
     $6,000,000 - $9,999,999                .30
     $10,000,000 - $14,999,999              .35
     $15,000,000 - $19,999,999              .40
     $20,000,000 - $49,999,999              .45
     $50,000,000 or more                    .50

  We apply these amounts as a percent of the total distribution price. We pay these additional amounts out of our own assets and not out of your sales fee directly.

  We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

  We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we to deposit securities to create units. For example, we lost $281 on the initial deposit of stocks into the trust.


                                      TAXES

  This section discusses some of the main U.S. federal income tax consequences of owning units of your trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.



24     Understanding Your Investment

  TRUST STATUS. Your trust intends to qualify as a "regulated investment company" under the federal tax laws. If the trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay taxes on income.

  DISTRIBUTIONS. Trust distributions are taxable to most investors. At the end of each year, you will receive a tax statement that separates your trust's distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate. Generally, you will treat all capital gains dividends as long-term capital gain regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. The tax status of your dividends from your trust is not affected by whether you reinvest your dividends in additional units or receive them in cash. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

  IF YOU SELL OR REDEEM UNITS. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from what you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units. In some cases, however, you may have to adjust your tax basis after you purchase your units.

  TAXATION OF CAPITAL GAIN AND LOSSES. If you are an individual, the federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). For tax years beginning after December 31, 2000, the 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property with a holding period of more than 5 years. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine the holding period of your units. However, if you receive a capital gain dividend and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain received as a dividend. In the case of capital gains dividends, the determination of which portion of the capital gain dividend, if any, that may be treated as long term gain from property held more than 5 years eligible for the 18% (or 8%) tax rate will be made based on the regulations prescribed by the United States Treasury. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income.

  IN-KIND DISTRIBUTIONS OF STOCK. If you own enough units, you may receive an in-kind distribution of portfolio stocks when you redeem units or when your trust terminates. This transaction is subject to taxation and you will recognize gain or loss, generally based on the value at that time of the stocks and the amount of cash received.

  DEDUCTIBILITY OF TRUST EXPENSES. Deductible expenses incurred by the trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income.


                                            Understanding Your Investment     25

In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent all these deductions exceed 2% of adjusted gross income.

  FOREIGN TAX CREDIT. If your trust invests in any foreign stocks, the tax statement that you receive may include an item showing foreign taxes your trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.


                                    EXPENSES

  Your trust will pay various expenses to conduct its operations. The "Investment Summary" section of this prospectus shows the estimated amount of these expenses.

  Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor and evaluator for providing portfolio supervisory services and for evaluating your portfolio. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Ranson unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

  Your trust will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a percentage of your trust's average daily net asset value (not to exceed 1.05 percent of your initial investment over the life of the trust). The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

  Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Ranson, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust will also pay a license fee to Standard & Poor's for the use of various trademarks and trade names. Your trust may pay the costs of updating its registration statement each year. The trustee may sell stocks to pay any trust expenses.


                                     EXPERTS

  LEGAL MATTERS. Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603 (http://www.chapman.com), acts as counsel for Ranson and has given an opinion that the units are validly issued.

  INDEPENDENT AUDITORS. Allen, Gibbs & Houlik, L.C., independent auditors, audited the statement of financial condition and the portfolio included in this prospectus.


                             ADDITIONAL INFORMATION

  This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and


26     Understanding Your Investment

Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the stocks in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting Ranson or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).






















                                            Understanding Your Investment     27

REPORT OF ALLEN, GIBBS & HOULIK, L.C.
INDEPENDENT AUDITORS

UNITHOLDERS
RANSON UNIT INVESTMENT TRUSTS, SERIES 104

We have audited the accompanying statement of financial condition, including the trust portfolio, of Ranson Unit Investment Trusts, Series 104, as of the opening of business on January 18, 2001, the initial date of deposit. The statement of financial condition is the responsibility of the sponsor. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. Our procedures included confirmation of the purchases of securities to be deposited in the trust by correspondence with the trustee. An audit also includes assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ranson Unit Investment Trusts, Series 104 as of January 18, 2001, in conformity with accounting principles generally accepted in the United States of America.


                             ALLEN, GIBBS & HOULIK, L.C.

Wichita, Kansas
January 18, 2001


RANSON UNIT INVESTMENT TRUSTS, SERIES 104

STATEMENT OF FINANCIAL CONDITION
AT THE OPENING OF BUSINESS ON JANUARY 18, 2001, THE INITIAL DATE OF DEPOSIT

     INVESTMENT IN STOCKS
     Contracts to purchase stocks                                         $123,336
                                                                          ========

     Number of Units                                                        12,969
                                                                          ========

     LIABILITY AND INTEREST OF INVESTORS
     Liability
       Organization costs                                                 $    648
                                                                          --------
     Interest of investors
       Cost to investors                                                   129,690
       Less: gross underwriting commission and organization costs            7,002
                                                                          --------
      Net interest of investors                                            122,688
                                                                          --------
     Total                                                                $123,336
                                                                          ========

--------------------

(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the trustee.
(2) Cash or an irrevocable letter of credit issued by Intrust Bank, N.A., Wichita, Kansas has been deposited with the trustee covering the funds (aggregating $123,617) necessary for the purchase of the securities in the trust represented by purchase contracts.
(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing and offering the trust. The amount of these costs is set forth in the "Fees and Expenses." A distribution will be made as of the close of the initial offering period to an account maintained by the trustee from which this obligation of the investors will be satisfied.
(4) The aggregate cost to investors includes the applicable transactional sales fee assuming no reduction of transactional sales fees for quantity purchases.


28     Understanding Your Investment

CONTENTS

                                                Investment Summary
------------------------------------------------------------------
A concise description         2   Investment Objective
of essential information      2   Investment Strategy
about the portfolio           2   Principal Risks
                              3   Who Should Invest
                              3   Essential Information
                              3   Fees and Expenses
                              4   The Portfolio

                                     Understanding Your Investment
------------------------------------------------------------------
Detailed information to      16   How to Buy Units
help you understand          18   How to Sell Your Units
your investment              19   Distributions
                             20   Investment Risks
                             21   The S&P SmallCap 600 Index
                             22   How the Trust Works
                             24   Taxes
                             26   Expenses
                             26   Experts
                             26   Additional Information
                             28   Report of Independent Auditors
                             28   Statement of Financial Condition

Where to Learn More
------------------------------------------------------------------
You can contact us for       VISIT US ON THE INTERNET
free information about         http://www.ranson.com
this and other invest-       BY E-MAIL
ments, including the           invest@ranson.com
Information Supplement.      CALL RANSON
                               (800) 345-7999
                               Pricing Line (888) 248-4954
                             CALL BANK OF NEW YORK
                               (800) 701-8178 (investors)
                               (800) 647-3383 (brokers)

Additional Information
------------------------------------------------------------------
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information, including the Information Supplement (a duplication fee may be required):
  E-MAIL:  publicinfo@sec.gov
  WRITE:   Public Reference Section
           Washington, D.C. 20549-0102
  VISIT:   http://www.sec.gov (EDGAR Database)
  CALL:    1-202-942-8090 (only for information on
          the operation of the Public Reference Section)

REFER TO:
  RANSON UNIT INVESTMENT TRUSTS, SERIES 104
  Securities Act file number:  333-53290
  Investment Company Act file number:  811-3763

                                     RANSON

                                      UNIT

                                   INVESTMENT

                                     TRUSTS









                                     [LOGO]

                                S&P SMALLCAP 600

                                   INDEX TRUST







                                    SERIES 3














                           PROSPECTUS JANUARY 18, 2001

                    RANSON UNIT INVESTMENT TRUSTS, SERIES 104
                     S&P SMALLCAP 600 INDEX TRUST, SERIES 3

                             INFORMATION SUPPLEMENT

  This Information Supplement provides additional information concerning each trust described in the prospectus for the Ranson Unit Investment Trusts series identified above. This Information Supplement should be read in conjunction with the prospectus. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge by contacting your financial professional or by contacting Ranson & Associates, Inc. at 250 North Rock Road, Suite 150, Wichita, Kansas 67206-2241, or at (800) 345-7999. This Information Supplement is dated as of the date of the prospectus.

                                    CONTENTS

            General Information                                   2
            S&P SmallCap 600(R) Index Licensing Agreement         3
            The S&P SmallCap 600 Index                            3
            Investment Objective and Policies                     5
            Risk Factors                                          6
            Administration of the Trust                           8
            Portfolio Transactions and Brokerage Allocation      14
            Purchase, Redemption and Pricing of Units            14
            Taxation                                             18
            Performance Information                              20

GENERAL INFORMATION

  Each trust is one of a series of separate unit investment trusts created under the name Ranson Unit Investment Trusts and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Ranson & Associates, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee).

  When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. The sponsor will seek to create an initial portfolio that substantially replicates the index, however, this initial deposit into the trust may consist of an equal number of shares of each of the stocks which comprise the trust's target index. In either case, during the first 30 days of a trust's life, the sponsor intends to create and maintain a portfolio that duplicates, to the extent practicable, the weightings of stocks that comprise the target index.
The sponsor anticipates that within the initial 30-day adjustment period, a trust portfolio will comprise the stocks in its target index in substantially the same weightings as in such index. Of course, there is no guarantee that this will occur during the first 30 days of a trust's life. In connection with any deposit of securities, purchase and sale transactions will be effected in accordance with computer program output showing which securities are under- or over-represented in a trust portfolio. Precise duplication of the relationship among the securities in an index may not be achieved because it may be economically impracticable or impossible to acquire very small numbers of shares of certain stocks and because of other procedural policies of a trust, but correlation between the performance of an index and the related trust portfolio is expected to be between .97 and .99 over the term of the trust.

  By investing in substantially all of the stocks, in substantially the same proportions, which comprise an index, a trust seeks to produce investment results that generally correspond to the price and yield performance of the securities represented by such index over the term of the trust. Due to various factors discussed below, there can be no assurance that this objective will be met. An investment in units should be made with an understanding that each trust includes payments of sales fees and expenses which may not be considered in public statements of the total return of the target index.

  After a trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities, maintaining, as closely as practicable the same proportionate relationship among the securities in the portfolio as reflected in the target index. Thus, although additional units will be issued, each unit of a trust will continue to represent approximately a weighting of the then current components of the target index at any such deposit. Precise duplication of the relationship among the securities in a trust may not be achieved because it may be economically impracticable as a result of certain economic factors and procedural policies of the trust such as (1) price movements of the various securities will not duplicate one another, (2) the sponsor may purchase shares of the securities in round lot quantities, (3) reinvestment of excess proceeds not needed to meet redemptions of units may not be sufficient to acquire equal round lots of all the securities in the trust and (4) reinvestment of proceeds received from securities which are no longer components of the target index might not result in the purchase of an equal number of shares in any replacement security. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, a trust will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

  A trust consists of (a) such securities as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

S&P SMALLCAP 600(R) INDEX LICENSING AGREEMENT

  The trust has entered into a license agreement with Standard & Poor's (the "License Agreement"), under which the trust is granted licenses to use the trademark and tradename "S&P SmallCap 600" and other trademarks and tradenames, to the extent the sponsor deems appropriate and desirable under federal and state securities laws to indicate the source of the index as a basis for determining the composition of the trust's portfolio. The License Agreement permits the trust to substitute another index for the S&P SmallCap 600 Index in the event that Standard & Poor's ceases to compile and publish that index. In addition, if the index ceases to be compiled or made available or the anticipated correlation between the trust and the index is not maintained, the sponsor may direct that the trust continue to be operated using the S&P SmallCap 600 Index as it existed on the last date on which it was available or may direct that the Trust Agreement be terminated.

  Neither the trust nor the unitholders are entitled to any rights whatsoever under the foregoing licensing arrangements or to use any of the covered trademarks or to use the S&P SmallCap 600 Index, except as specifically described herein or as may be specified in the Trust Agreement.

  The trust is not sponsored, endorsed, sold or promoted by Standard & Poor's ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the trust or any member of the public regarding the advisability of investing in securities generally or in the trust particularly or the ability of the S&P 600 Index to track general stock market performance. S&P's only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 600 Index which is determined, composed and calculated by S&P without regard to the Licensee or the trust. S&P has no obligation to take the needs of the Licensee or the owners of the trust into consideration in determining, composing or calculating the S&P 600 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the trust or the timing of the issuance or sale of the trust or in the determination or calculation of the equation by which the trust is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the trust.

  S&P does not guarantee the accuracy and/or the completeness of the S&P SmallCap 600 Index or any data included therein and S&P shall have no liability for any errors, omissions, or interruptions therein. S&P makes no warranty, express or implied, as to results to be obtained by the sponsor, the trust, any person or any entity from the use of the S&P SmallCap 600 Index or any data included therein. S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use, with respect to the S&P SmallCap 600 Index or any data included therein. Without limiting any of the foregoing, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages. "Standard & Poor's(R)", "S&P(R)", "S&P SmallCap 600 Index" and "Standard & Poor's SmallCap 600" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the trust. The trust is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the trust.

THE S&P SMALLCAP 600 INDEX

  The Standard & Poor's SmallCap 600 Index is composed of 600 domestic stocks chosen for market size, liquidity (bid-asked spread, ownership, share turnover and number of no trade days) and industry group representation. The weightings of stocks in the S&P SmallCap 600 Index are primarily based on each stock's relative total market value;

that is, its market price per share times the number of shares outstanding. Stocks are generally selected for the portfolio in the order of their weightings in the S&P SmallCap 600 Index, beginning with the heaviest-weighted stocks. The following provides a general discussion of the Standard & Poor's guidelines for adding and removing stocks from S&P indices.

GENERAL GUIDELINES FOR ADDING STOCKS TO S&P INDICES

  1.  Market Value: S&P indices are market-value weighted.

  2. Industry Group Classification: Companies selected for the S&P indices represent a broad range of industry segments within the U.S.economy.

  3. Capitalization: Ownership of a company's outstanding common shares is carefully analyzed in order to screen out closely-held companies.

  4. Trading Activity: The trading volume of a company's stock is analyzed on a daily, monthly, and annual basis to ensure ample liquidity and efficient share pricing.

  5. Fundamental Analysis: Both the financial and operating condition of a company are rigorously analyzed. The goal is to add companies to the indices that are relatively stable and will keep turnover low.

  6. Emerging Industries: Companies in emerging industries and/or new industry groups (industry groups currently not represented in the indices) are candidates as long as they meet the guidelines listed above.

GENERAL GUIDELINES FOR REMOVING STOCKS FROM S&P INDICES

  1. Merger, Acquisition, Leveraged Buyout: A company is removed from the indices as close as possible to the actual transaction date.

  2. Bankruptcy: A company is removed from the indices immediately after Chapter 11 filing or as soon as an alternative recapitalization plan that changes the company's debt/equity mix is approved by shareholders.

  3. Restructuring: Each company's restructuring plan is analyzed in depth. The restructured company as well as any spin-offs are reviewed for Index inclusion or exclusion.

  4. Lack of Representation: A company can be removed from the indices because it no longer meets current criteria for inclusion and/or is no longer representative of its industry group.

  The prospectus includes a table providing information about the year-end index value for the S&P SmallCap 600 Index for a certain period. Investors should note that the figures in the prospectus represent past performance of the S&P SmallCap 600 Index and not the future performance of the S&P SmallCap 600 Index or a trust (which includes certain fees and expenses). Past performance is, of course, no guarantee of future results. Because a trust is sold to the public at net asset value plus the applicable sales fee, and the expenses of a trust are deducted before making distributions to unitholders, investment in a trust would have resulted in investment performance to unitholders somewhat reduced from that reflected in the table in the prospectus.

  The information herein and in the prospectus has been taken from publicly available sources provided by Standard & Poor's. The sponsor believes this information to be accurate as of the date of this Information Supplement but has not independently reviewed the accuracy of this information. The manner in which the index level is calculated, index eligibility criteria, the annual ranking review and the process for rebalancing the index may change in the future. These factors are solely within the control of Standard & Poor's and may change without consideration of or notice to the trust or the sponsor.

INVESTMENT OBJECTIVE AND POLICIES

  A trust portfolio will consist of as many of the stocks in the trust's target index as is feasible in order to achieve the trust's objective of attempting to provide investment results that duplicate substantially the total return of such index. Following the initial 30-day adjustment period described above, a trust seeks to invest in no less than 95% of the stocks comprising its target index. Although it may be impracticable for a trust to own certain of such stocks at any time, the sponsor expects to maintain a correlation between the performance of a trust portfolio and that of its target index of between .97 and .99 over the term of the trust.

  Adjustments to a trust portfolio will be made on an ongoing basis in accordance with the computer program output to match the weightings of the securities as closely as is feasible with their weightings in the trust's target index as the trust invests in new securities in connection with the creation of additional units, as companies are dropped from or added to such index or as securities are sold to meet redemptions. The trustee will generally seek to make these adjustments on the business day following the relevant transaction in accordance with computer program output showing which of the securities are under- or over-represented in a trust portfolio. Of course, there is no guarantee that this will always be practicable. Adjustments may also be made from time to time to maintain the appropriate correlation between a trust and its target index. The proceeds from any sale will generally be invested in those securities that are most under-represented in the portfolio.

  Due to changes in the composition of an index, adjustments to a trust portfolio may be made from time to time. It is anticipated that most of such changes in an index will occur as a result of merger or acquisition activity.
In such cases, a trust, as a shareholder of an issuer which is the object of such merger or acquisition activity, will presumably receive various offers from potential acquirers of the issuer. The trustee is not permitted to accept any such offers until such time as the issuer has been removed from the trust's target index. Since, in most cases, an issuer is removed from an index only after the consummation of a merger or acquisition, it is anticipated that a trust will generally acquire, in exchange for the stock of the deleted issuer, the consideration that is being offered to shareholders of that issuer who have not tendered their shares prior to that time. Any cash received as consideration in such transactions will be reinvested in the most under-represented securities. Any securities received as consideration which are not included in the trust's target index will be sold as soon as practicable and will also be reinvested in the most under-represented securities.

  In attempting to duplicate the proportionate relationships represented by an index, the sponsor may purchase or sell stock in round lots (100 shares). In addition, certain securities may not be available in the quantities specified by the computer program. For these reasons, among others, precise duplication of the proportionate relationships in an index may not be possible but will continue to be the goal in connection with acquisitions or dispositions of securities. As the holder of the securities, the trustee will have the right to vote all of the voting stocks in a trust portfolio and will vote such stocks in accordance with the instructions of the sponsor.

  Each trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

  As a general rule, the only purchases and sales that will be made with respect to a trust's portfolio will be those necessary to maintain, to the extent feasible, a portfolio which reflects the current components of the trust's target index, taking into consideration redemptions, sales of additional units and the other adjustments referred to elsewhere in this Information Supplement and the prospectus. Such purchases and sales will be made in accordance with the computer program utilized to maintain the portfolio, the trust agreement and procedures to be specified by the sponsor. The sponsor may direct the trustee to dispose of securities and either to acquire other securities through the use of the proceeds of such disposition in order to make changes in a portfolio or to distribute the proceeds of such disposition to unitholders (i) as necessary to reflect any additions to or deletions from the trust's target index, (ii) as may be necessary to establish a closer correlation between the trust portfolio and the target index or (iii) as may be required for purposes of distributing to unitholders, when required, their pro rata share of any net realized capital gains or (iv) as the sponsor may otherwise determine. The sponsor may direct the trustee to acquire round lots of shares of the securities rather than odd lot amounts. Any funds not used to acquire round lots will be held for future purchases of shares, for redemptions of units or for distributions to unitholders. In the event the trustee receives any securities or other properties relating to the securities (other than normal dividends) acquired in exchange for securities such as those acquired in connection with a reorganization, recapitalization, merger or other transaction, the trustee is directed to sell such securities or other property and reinvest the proceeds in shares of the security for which such securities or other property relates, or if such security is thereafter removed from the trust's target index, in any new security which is added as a component of such index.

  In addition, the trustee may dispose of certain securities and take such further action as may be needed from time to time to ensure that a trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code, and as may be needed from time to time to avoid the imposition of any excise tax on a trust as a regulated investment company.

  Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for the purpose of redeeming units tendered for redemption and the payment of expenses.

RISK FACTORS

  STOCKS. An investment in units of a trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus, in the value of the units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

  Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by a trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the securities in a portfolio thus may be expected to fluctuate over the entire life of a trust to values higher or lower than those prevailing at the time of purchase.

  CONSUMER PRODUCTS COMPANIES. The trust invests in a significant number of issuers within the consumer goods industry. Any negative impact on this industry will have a greater impact on the value of units than on a portfolio diversified over several industries. These companies generally include companies in the consumer cyclicals and consumer non-cyclicals sectors. You should understand the risks of these companies before you invest. These companies face risks due to cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, products liability litigation, extensive competition, foreign tariffs, foreign exchange rates, transportation costs, the cost of raw materials, unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. Because the economic health of consumers greatly impacts these companies, recession or tightening of consumer credit or spending could adversely affect these issuers. Pharmaceutical companies face additional risks such as extensive governmental regulation, lengthy governmental drug review processes and substantial research and development costs. The failure to obtain government approval or successful test results for a drug could have a substantial negative impact on a company. All of these factors can have a negative impact on the value of your units.

  SMALL COMPANIES. The trust invests exclusively in stocks of small companies. These stocks often involve more investment risk than stocks of larger companies. Small companies may have limited product lines, markets or financial resources. These companies may lack management depth or experience and may depend heavily on key personnel. These stocks may be less liquid and have less information about their business available to the public. These stocks also tend to be more vulnerable to adverse economic or market developments than larger company stocks. Some of these companies may invest in, distribute or produce products that have only recently been introduced. All of these factors could affect the value of units.

  INDEX REPLICATION. An investment in a trust should also be made with an understanding that the trust will not be able to replicate exactly the performance of its target index because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities and other trust expenses, whereas such transaction costs and expenses are not included in the calculation of an index. It is also possible that for short periods of time, a trust may not fully replicate the performance of its target index due to the temporary unavailability of certain index securities in the secondary market or due to other extraordinary circumstances. Such events are unlikely to continue for an extended period of time because the trustee is required to correct such imbalances by means of adjusting the composition of the securities. It is also possible that the composition of a trust may not exactly replicate the composition of its target index if the trust has to adjust its portfolio holdings in order to continue to qualify as a ''regulated investment company'' under the federal tax laws.

  LIQUIDITY. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.

  ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

  LITIGATION AND LEGISLATION. From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unitholders are urged to consult their own tax advisers. Further, at any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.

ADMINISTRATION OF THE TRUST

  DISTRIBUTIONS TO UNITHOLDERS. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefit from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

  The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

  The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust.
Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

  DISTRIBUTION REINVESTMENT. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional units of their trust without a transactional sales fee. In addition, unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested without charge in shares of certain mutual funds, including certain funds underwritten or advised by Scudder Kemper Investments, Inc., at net asset value if such funds are registered in such unitholder's state of residence. Since the portfolio securities and investment objectives of such mutual funds generally will differ significantly from those of a trust, unitholders should carefully consider the consequences before selecting such mutual funds for reinvestment. Detailed information with respect to the investment objectives and the management of such mutual funds is contained in the prospectus, which can be obtained from the trustee upon request. An investor should read the prospectus of the reinvestment fund selected prior to making the election to reinvest.
Unitholders who desire to have such distributions automatically reinvested should inform their broker at the time of purchase or should file with the Program Agent referred to below a written notice of election.

  Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

  The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its Unit Investment Trust Division office.

  STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

  The accounts of a trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, setting forth for the trust:

(A)  As to the Income Account:

     (1)  Income received;

     (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

     (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

(B)  As to the Capital Account:

     (1) The dates of disposition of any securities and the net proceeds received therefrom;

     (2) Deductions for payment of applicable taxes and fees and expenses of the trust held for distribution to unitholders of record as of a date prior to the determination; and

     (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

(C)  The following information:

     (1) A list of the securities as of the last business day of such calendar year;

     (2) The number of units outstanding on the last business day of such calendar year;

     (3) The redemption price based on the last evaluation made during such calendar year;

     (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

  RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

  AMENDMENT AND TERMINATION. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the unitholders. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder or to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

  The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 20% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

  Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

  The sponsor will attempt to sell the securities as quickly as it can during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

  Approximately thirty days prior to termination of a trust, the trustee will notify unitholders of the termination and provide a form allowing qualifying unitholders to elect an in kind distribution. A unitholder who owns the minimum number of units as defined in the prospectus may request an in kind distribution from the trustee instead of cash. The trustee will make an in kind distribution through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's in kind distribution to facilitate the distribution of whole shares. The sponsor may terminate the in kind distribution option at any time upon notice to the unitholders. Special federal income tax consequences will result if a unitholder requests an in kind distribution.

  Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof (upon surrender for cancellation of certificates for units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

  The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

  THE TRUSTEE. The trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, New York, New York 10007, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

  The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

  Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor.

  The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

  THE SPONSOR. Ranson & Associates, Inc., the sponsor, is an investment banking firm created in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Ranson & Associates, Inc. is also the sponsor and successor sponsor of Series of The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. Ranson & Associates, Inc. has been active in public and corporate finance and has sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Ranson & Associates, Inc., which is a member of the National Association of Securities Dealers, Inc., is the sponsor to each of the above-named unit investment trusts and serves as the financial advisor and as an underwriter for Kansas municipalities. The sponsor's offices are located at 250 North Rock Road, Suite 150, Wichita, Kansas 67206-2241.

  If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

  The foregoing financial information with regard to the sponsor relates to the sponsor only and not to the trust. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the sponsor and its ability to carry out its contractual obligations with respect to the trust. More comprehensive financial information can be obtained upon request from the sponsor.

  THE SUPERVISOR AND EVALUATOR. Ranson & Associates, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder.

  LIMITATIONS ON LIABILITY. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

  The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

  The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

  EXPENSES OF THE TRUST. The sponsor will not charge a trust any fees for services performed as sponsor. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust.

  The trustee receives for its services that fee set forth in the prospectus. The trustee's fee which is calculated monthly is based on the largest number of units of a trust outstanding during the calendar year for which such compensation relates. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds.

  In its capacity as supervisor, the sponsor will charge a trust a surveillance fee for services performed for the trust in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the sponsor for providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of the January record date for any annual period.

  For evaluation of the securities in a trust, the evaluator shall receive that fee set forth in the prospectus, payable monthly, based upon the largest number of units of the trust outstanding during the calendar year for which such compensation relates.

  The trustee's fee, supervisor's fee and evaluator's fee are deducted from the Income Account of the related trust to the extent funds are available and then from the Capital Account. Each such fee may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

  The trust will pay to Standard & Poor's an annual license fee equal to .02% of the average net asset value of the trust (or, if greater, $10,000). This fee covers the license to the trust of the use of various trademarks and trade names. This fee may be increased annually by the amount of the increase, if any, in the Consumer Price Index for Urban Consumers, All Items, as issued by the Bureau of Labor Statistics, U.S. Department of Labor, over the prior twelve-month period.

  The trust will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a percentage of your trust's average daily net asset value (not to exceed the percentage of your initial investment over the life of the trust set forth in the prospectus). The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

  The following additional charges are or may be incurred by the trust: (a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard for its obligations under the trust agreement; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement; (g) any offering costs incurred after the end of the initial offering period; and (h) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust. A trust may pay the costs of updating its registration statement each year. Unit investment trust sponsors have historically paid these expenses.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

  When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units. In addition, in selecting among firms to handle a particular transaction, the sponsor may take into account whether the firm has sold or is selling products which it sponsors.

PURCHASE, REDEMPTION AND PRICING OF UNITS

  PUBLIC OFFERING PRICE. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the transactional sales fee plus a pro rata share of any accumulated amounts in the accounts of the trust). The transactional sales fee is described in the prospectus. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust. These costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, if earlier.

  As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the trustee. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

  The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or The Nasdaq National Market or by taking into account the same factors referred to under "Computation of Redemption Price."

  PUBLIC DISTRIBUTION OF UNITS. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

  The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

  Certain commercial banks may be making units of a trust available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks in the amount of the broker-dealer concession or agency commission set forth in the prospectus. Banks may be prohibited from underwriting trust units; however, certain agency transactions may be permitted. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. The sponsor reserves the right to change the concessions or agency commissions set forth in the prospectus from time to time. In addition to such concessions or agency commissions, the sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of unit investment trusts underwritten by the sponsor. At various times the sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the sponsor, or participates in sales programs sponsored by the sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the sponsor in its discretion may from time to time pursuant to objective criteria established by the sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of a trust. Such payments are made by the sponsor out of its own assets, and not out of the assets of any trust. These programs will not change the price unitholders pay for their units or the amount that a trust will receive from the units sold. The difference between the discount and the sales charge will be retained by the sponsor.

  The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

  SPONSOR PROFITS. The sponsor will receive gross sales charges equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

  MARKET FOR UNITS. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. While the sponsor may repurchase units from time to time, it does not currently intend to maintain an active secondary market for units. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

  REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York and, in the case of units evidenced by a certificate, by tendering such certificate to the trustee properly endorsed or accompanied by a written instrument or instruments of transfer in form satisfactory to the trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the trustee and on any certificate representing the units to be redeemed. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee. A certificate should only be sent by registered or certified mail for the protection of the unitholder. Since tender of the certificate is required for redemption when one has been issued, units represented by a certificate cannot be redeemed until the certificate representing such units has been received by the purchasers.

  Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption.

  Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

  Unitholders tendering units for redemption may request a distribution in kind (a "Distribution In Kind") from the trustee in lieu of cash redemption a unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (1) entitled to receive at least $1,000,000 of proceeds as part of his or her distribution or if he paid at least $1,000,000 to acquire the units being tendered and (2) the unitholder has elected to redeem at least thirty days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in kind redemption option may be terminated by the sponsor at any time.

  The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

  The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

  COMPUTATION OF REDEMPTION PRICE. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a trust. The redemption price per unit is the pro rata share of each unit in a trust determined on the basis of (i) the cash on hand in the trust or moneys in the process of being collected and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust, (b) any amount owing to the trustee for its advances and (c) the accrued expenses of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational and offering costs. The evaluator may determine the value of the securities in the trust in the following manner: if the security is listed on a national securities exchange or the Nasdaq Stock Market, the evaluation will generally be based on the last sale price on the exchange or Nasdaq (unless the evaluator deems the price inappropriate as a basis for evaluation). If the security is not so listed or, if so listed and the principal market for the security is other than on the exchange or Nasdaq, the evaluation will generally be made by the evaluator in good faith based on the last bid price on the over-the-counter market (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if a bid price is not available, (1) on the basis of the current bid price for comparable securities, (2) by the evaluator's appraising the value of the securities in good faith at the bid side of the market or (3) by any combination thereof.

  RETIREMENT PLANS. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts. Fees and charges with respect to such plans may vary.

  The trustee has agreed to act as custodian for certain retirement plan accounts. An annual fee per account, if not paid separately, will be assessed by the trustee and paid through the liquidation of shares of the reinvestment account. An individual wishing the trustee to act as custodian must complete a Ranson UIT/IRA application and forward it along with a check made payable to The Bank of New York. Certificates for Individual Retirement Accounts cannot be issued.

  OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates unless a unitholder, the unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the trustee. Units are transferable by making a written request to the trustee and, in the case of units evidenced by a certificate, by presenting and surrendering such certificate to the trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the trustee and on any certificate representing the units to be transferred. Such signatures must be guaranteed as described above.

  Units may be purchased and certificates, if requested, will be issued in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the trustee. The trustee may require a unitholder to pay a reasonable fee, to be determined in the sole discretion of the trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the trustee of satisfactory indemnity (generally amounting to 3% of the market value of the units), affidavit of loss, evidence of ownership and payment of expenses incurred.

TAXATION

  Each trust intends to elect and qualify on a continuing basis for special federal income tax treatment as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). If the trust so qualifies and timely distributes to unitholders 90% or more of its taxable income (without regard to its net capital gain, i.e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to unitholders. In addition, to the extent the trust timely distributes to unitholders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies." Because the trust intends to timely distribute its taxable income (including any net capital gain), it is anticipated that the trust will not be subject to federal income tax or the excise tax.

  Distributions to unitholders of the trust's income, other than distributions which are designated as capital gain dividends, will be taxable as ordinary income to unitholders, except that to the extent that distributions to a unitholder in any year exceed the trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the unitholder's basis in his units and, to the extent that they exceed his basis, will be treated as a gain from the sale of his units as discussed below.

  Although distributions generally will be treated as distributed when paid, distributions declared in October, November or December payable to unitholders of record on a specified date in one of those months and paid during January of the following year will be treated as having been distributed by the trust (and received by the unitholder) on December 31 of the year such distributions are declared.

  Distributions of the trust's net capital gain which are properly designated as capital gain dividends by the trust will be taxable to unitholders as long-term capital gain, regardless of the length of time the units have been held by a unitholder. A unitholder may recognize a taxable gain or loss if the unitholder sells or redeems his units. Any gain or loss arising from (or treated as arising from) the sale or redemption of units will generally be a capital gain or loss, except in the case of a dealer or a financial institution. The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exceptions) is generally subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). For tax years beginning after December 31, 2000, the 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property with a holding period of more than 5 years. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Note that if a unitholder holds units for six months or less and subsequently sells such units at a loss, the loss will be treated as a long-term capital loss to the extent that any long-term capital gain distribution is made with respect to such units during the six-month period or less that the unitholder owns the units. In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in units.

  The Taxpayer Relief Act of 1997 includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g. short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their tax advisers with regard to any such constructive sales rules.

  Generally, the tax basis of a unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the trust may be deferred. The income (or proceeds from redemption) a unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay any deferred sales charge.

  Distributions which are taxable as ordinary income to unitholders will constitute dividends for federal income tax purposes. When units are held by corporate unitholders, trust distributions may qualify for the 70% dividends received deduction, subject to limitations otherwise applicable to the availability of the deduction, to the extent the distribution is attributable to dividends received by the trust from United States corporations (other than real estate investment trusts) and is designated by the trust as being eligible for such deduction. To the extent dividends received by the trust are attributable to foreign corporations, a corporation that owns units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. The trust will provide each unitholder with information annually concerning what part of the trust distributions are eligible for the dividends received deduction.

  The trust may elect to pass through to the unitholders the foreign income and similar taxes paid by the trust in order to enable such unitholders to take a credit (or deduction) for foreign income taxes paid by the trust. If such an election is made, unitholders of the trust, because they are deemed to own a pro rata portion of the foreign securities held by the trust, must include in their gross income, for federal income tax purposes, both their portion of dividends received by the trust and also their portion of the amount which the trust deems to be the unitholders' portion of foreign income taxes paid with respect to, or withheld from, dividends, interest or other income of the trust from its foreign investments. Unitholders may then subtract from their federal income tax the amount of such taxes withheld, or else treat such foreign taxes as deductions from gross income; however, as in the case of investors receiving income directly from foreign sources, the above described tax credit or deduction is subject to certain limitations. A required holding period for such credits is imposed. Unitholders should consult their tax advisers regarding this election and its consequences to them.

  Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by the trust so long as the units are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the units are held by fewer than 500 persons, additional taxable income may be realized by the individual (and other noncorporate) unitholders in excess of the distributions received from the trust.

  Distributions reinvested into additional units of the trust will be taxed to a unitholder in the manner described above (i.e., as ordinary income, long-term capital gain or as a return of capital).

  Under certain circumstances a unitholder may be able to request an in kind distribution upon termination of the trust. Unitholders electing an in kind distribution of stock should be aware that the exchange is subject to taxation and unitholders will recognize gain or loss based on the value of the securities received. Investors electing an in kind distribution should consult their own tax advisers with regard to such transactions.

  The federal tax status of each year's distributions will be reported to unitholders and to the Internal Revenue Service. Each unitholder will be requested to provide the unitholder's taxpayer identification number to the trustee and to certify that the unitholder has not been notified that payments to the unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions to such unitholder (including amounts received upon the redemption of units) will be subject to back-up withholding.

  The foregoing discussion relates only to the federal income tax status of your trust and to the tax treatment of distributions by the trust to United States unitholders.

  A unitholder who is a foreign investor (i.e., an investor other than a United States citizen or resident or a United States corporation, partnership, estate or trust) should be aware that, generally, subject to applicable tax treaties, distributions from a trust which constitute dividends for Federal income tax purposes (other than dividends which the trust designates as capital gain dividends) will be subject to United States income taxes, including withholding taxes. However, distributions received by a foreign investor from a trust that are designated by the trust as capital gain dividends should not be subject to United States Federal income taxes, including withholding taxes, if all of the following conditions are met (i) the capital gain dividend is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year, and
(iii) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8BEN which must be filed with the trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of units. Units in the trust and trust distributions may also be subject to state and local taxation and unitholders should consult their tax advisers in this regard.

PERFORMANCE INFORMATION

  Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales charges and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales charge and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

     The facing sheet
     The Prospectus
     The Signatures
     The following exhibits.

1.1.   Trust Agreement.

1.1.1. Standard Terms and Conditions of Trust.  Reference is made to Exhibit
       1.1.1 to the Registration Statement Form S-6 for Ranson Unit Investment Trust, Series 53 (File No. 333-17811) as filed on January 7, 1997.

2.2. Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration statement on Form S-6 for Ranson Unit Investment Trusts, Series 92 (File No. 333-31782) as filed on March 14, 2000.

2.1. Form of Certificate of Ownership (pages three and four of the Standard Terms and Conditions of Trust included as Exhibit 1.1.1).

3.1. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus.

4.1.   Consent of Independent Auditors.

                                   SIGNATURES

     The Registrant, Ranson Unit Investment Trusts, Series 104 hereby identifies Ranson Unit Investment Trusts, Series 53 and Series 90, EVEREN Unit Investment Trusts, Series 39, Kemper Defined Funds, Series 45 and Kemper Equity Portfolio Trusts, Series 1 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ranson Unit Investment Trusts, Series 104 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Wichita, and State of Kansas, on the 18th day of January, 2001.


                                  RANSON UNIT INVESTMENT TRUSTS, SERIES 104,
                                      Registrant


                                  By:  RANSON & ASSOCIATES, INC.,
                                      Depositor


                                  By:   /s/     ALEX R. MEITZNER
                                      ---------------------------------------
                                                Alex R. Meitzner


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on January 18, 2001 by the following persons, who constitute a majority of the Board of Directors of Ranson & Associates, Inc.


     SIGNATURE                     TITLE
----------------------      -----------------------


/s/ DOUGLAS K. ROGERS       Executive Vice           )
----------------------       President and Director  )
 Douglas K. Rogers


/s/ ALEX R. MEITZNER        Chairman of the Board    )
----------------------       of Directors            )
 Alex R. Meitzner


/s/ ROBIN K. PINKERTON      President, Secretary,    )
----------------------       Treasurer and Director  ) /s/ ALEX R. MEITZNER
 Robin K. Pinkerton                                    -----------------------
                                                           Alex R. Meitzner

-------------------------------------------------------------------------------
An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of The Kansas Tax-Exempt Trust, Series 51 (File No. 33-46376) and Series 52 (File No. 33-47687) and the same are hereby incorporated herein by this reference.


                                      S-2